                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1F
                TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  FORDING INC.
                           (Name of Subject Company)

                                      N/A
      (Translation of Subject Company's name into English (if applicable))

                                     CANADA
       (Jurisdiction of Subject Company's Incorporation or Organization)

                         SHERRITT COAL ACQUISITION INC.
                                    (Bidder)

                          COMMON SHARES, NO PAR VALUE
                         (Title of Class of Securities)

                                     345426
             (CUSIP Number of Class of Securities (if applicable))

                            JAMES J. JUNEWICZ, ESQ.
                            MAYER, BROWN, ROWE & MAW
                             190 S. LASALLE STREET
                               CHICAGO, IL 60622
                                 (312)701-7032

                          GEOFFREY D. CREIGHTON, ESQ.
                                   TORYS LLP
                     79 WELLINGTON STREET WEST, SUITE 3000,
                               BOX 270, TD CENTRE
                              TORONTO, ON M5K 1N2
                                 (416)865-7344

(Name, address (including zip code) and telephone number (including area code of person(s) authorized to receive notices and communications on behalf of bidder))

                                OCTOBER 25, 2002
     (Date tender offer first published, sent or given to securityholders)

                           CALCULATION OF FILING FEE

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             TRANSACTION VALUATION                            AMOUNT OF FILING FEE
------------------------------------------------------------------------------------------------
               US$383,437,536(1)                                  US$35,277(2)
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

(1) The transaction valuation has been calculated pursuant to the instructions to Schedule 14D-1F in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the offer to purchase all of the common shares of Fording Inc. at Cdn.$29.00 (US$18.5774) in cash per share multiplied by 20,640,000 common shares which is the maximum number of common shares that may be held by US holders consistent with Fording Inc.'s continued eligibility for use of the Form 40-F and other U.S./Canada Multi-Jurisdictional Disclosure System forms based on the 51,600,000 weighted average number of common shares outstanding for the nine months ended September 30, 2002 as disclosed by Fording Inc. in its October 22, 2002 Q3 2002 Interim Report. For purposes of this calculation,
    Cdn.$1 = US$0.6406, the inverse of the noon buying rate of exchange as of October 24, 2002 as reported by the Bank of Canada on such date.

(2) $92 per $1 million of the Transaction Value.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                     PART I
                INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

ITEM 1.  HOME JURISDICTION DOCUMENTS

        Document 1: Offer to Purchase and Circular, dated October 25, 2002

        Document 2: Letter of Transmittal

        Document 3: Notice of Guaranteed Delivery

ITEM 2.  INFORMATIONAL LEGENDS

        See "Notice to Shareholders in the United States" in the Offer to Purchase.

                                                                      DOCUMENT 1

                        SHERRITT COAL ACQUISITION INC.,

                         a corporation wholly-owned by

                          SHERRITT COAL PARTNERSHIP II

                               OFFER TO PURCHASE
                      ALL OF THE OUTSTANDING COMMON SHARES

                                       of

                                  FORDING INC.

                                      for

                       CDN. $29.00 CASH PER COMMON SHARE

                                OCTOBER 25, 2002

    THIS DOCUMENT IS IMPORTANT AND REQUIRES THE IMMEDIATE ATTENTION OF SHAREHOLDERS OF FORDING INC. IF YOU ARE IN DOUBT AS TO HOW TO DEAL WITH IT, YOU SHOULD CONSULT YOUR INVESTMENT DEALER, STOCKBROKER, LAWYER OR OTHER PROFESSIONAL ADVISOR.

                        SHERRITT COAL ACQUISITION INC.,
                         a corporation wholly-owned by

                          SHERRITT COAL PARTNERSHIP II

                               OFFER TO PURCHASE
                      ALL OF THE OUTSTANDING COMMON SHARES

                                       of

                                  FORDING INC.

                                      for

                          CDN. $29.00 PER COMMON SHARE

    The offer (the "Offer") to purchase all of the outstanding common shares (the "Shares") of Fording Inc. ("Fording") by Sherritt Coal Acquisition Inc. (the "Offeror"), a Canadian corporation wholly-owned by Sherritt Coal Partnership II (the "Partnership"), will be open for acceptance until 11:59 p.m. (Toronto time) on December 27, 2002 (the "Expiry Time"), unless withdrawn or extended. The Partnership is an Ontario partnership, the two partners of which are wholly-owned subsidiaries of Sherritt International Corporation ("Sherritt") and Ontario Teachers' Pension Plan Board ("OTPPB") respectively, such subsidiaries being collectively referred to as the "Partners".

    The Cdn. $29.00 cash offer represents a premium of approximately 25% to the 20 day average closing price for the Shares on the Toronto Stock Exchange (the "TSX") for the period ending October 18, 2002, the last trading day prior to the announcement of the Offeror's intention to make the Offer. The closing price for the Shares on October 18, 2002 was Cdn. $25.99 on the TSX and U.S.$16.50 on the NYSE.

    The Offer is subject to the conditions set forth in Section 4 of the Offer, "Conditions of the Offer", including: (i) there being validly deposited under the Offer and not withdrawn at the Expiry Time a number of Shares of Fording that, together with the Shares held by the Offeror, the Partnership and the Partners, and their respective affiliates, represents at least 66 2/3% of the outstanding Shares (calculated on a diluted basis); and (ii) the receipt of customary regulatory approvals, including under the COMPETITION ACT (Canada). Subject to the terms and conditions of the Offer, the Offeror will take up and pay for the Shares deposited under the Offer as soon as practicable after December 27, 2002.

    As at the date of the Offer, OTPPB, whose subsidiary is one of the Partners, beneficially owns 3,150,260 Shares of Fording, representing approximately 6.2% of the outstanding Shares.

    Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on blue paper), or a manually signed facsimile thereof, and deposit it, together with certificates representing their Shares, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders who wish to accept the Offer and whose certificates are not immediately available may do so by following the procedures for guaranteed delivery set forth in Section 3 of the Offer, "Manner of Acceptance", using the accompanying Notice of Guaranteed Delivery (printed on green paper).

    Questions and requests for assistance may be directed to the Depositary and additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained, without charge, on request from the Depositary at its offices and phone numbers shown on the last page of this document. Persons whose Shares are held in an account with an investment dealer, stockbroker, bank, trust company or other nominee should contact their representative if they wish to accept the Offer.

    Goldman, Sachs & Co. has been retained to act as a financial advisor to the Offeror in connection with the Offer. The Offeror intends to retain Canadian and United States dealer managers to form a soliciting dealer group to solicit acceptances of the Offer.

    THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR A SOLICITATION TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. THE OFFER IS NOT BEING MADE TO, NOR WILL DEPOSITS BE ACCEPTED FROM, OR ON BEHALF OF, SHAREHOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. HOWEVER, THE OFFEROR OR ITS AGENTS MAY, IN THEIR SOLE DISCRETION, TAKE SUCH ACTION AS THEY MAY DEEM NECESSARY TO EXTEND THE OFFER TO SHAREHOLDERS IN SUCH JURISDICTION.

                             NOTICE TO SHAREHOLDERS
                              IN THE UNITED STATES

    THIS TENDER OFFER IS MADE FOR THE SECURITIES OF A FOREIGN ISSUER AND WHILE THE OFFER IS SUBJECT TO DISCLOSURE REQUIREMENTS OF THE COUNTRY IN WHICH THE SUBJECT COMPANY IS INCORPORATED OR ORGANIZED, INVESTORS SHOULD BE AWARE THAT THESE REQUIREMENTS ARE DIFFERENT FROM THOSE OF THE UNITED STATES. FINANCIAL STATEMENTS INCLUDED HEREIN, IF ANY, HAVE BEEN PREPARED IN ACCORDANCE WITH FOREIGN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND THUS MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

    THE ENFORCEMENT BY INVESTORS OF CIVIL LIABILITIES UNDER THE FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BY THE FACT THAT THE SUBJECT COMPANY IS LOCATED IN A FOREIGN COUNTRY, AND THAT SOME OR ALL OF ITS OFFICERS AND DIRECTORS ARE RESIDENTS OF A FOREIGN COUNTRY.

    INVESTORS SHOULD BE AWARE THAT THE BIDDER OR ITS AFFILIATES, DIRECTLY OR INDIRECTLY, MAY BID FOR OR MAKE PURCHASES OF THE ISSUER'S SECURITIES SUBJECT TO THE OFFER, OR OF THE ISSUER'S RELATED SECURITIES, DURING THE PERIOD OF THE TENDER OFFER, AS PERMITTED BY APPLICABLE CANADIAN LAWS OR PROVINCIAL LAWS OR REGULATIONS.

    ALL DOLLAR REFERENCES IN THE OFFER AND CIRCULAR ARE IN CANADIAN DOLLARS, UNLESS OTHERWISE INDICATED. ON OCTOBER 24, 2002, THE INVERSE OF THE NOON BUYING RATE OF EXCHANGE, AS REPORTED BY THE BANK OF CANADA, WAS CDN. $1.00 = U.S.$0.6406.

    October 25, 2002
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                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
GLOSSARY....................................................         1

SUMMARY.....................................................         3

OFFER.......................................................         6
   1.  The Offer............................................         6
   2.  Time for Acceptance..................................         6
   3.  Manner of Acceptance.................................         6
   4.  Conditions of the Offer..............................         8
   5.  Extension, Variation or Change of the Offer..........        10
   6.  Payment for Deposited Shares.........................        11
   7.  Withdrawal of Deposited Shares.......................        11
   8.  Market Purchases.....................................        12
   9.  Notices and Delivery.................................        13
  10.  Return of Shares.....................................        13
  11.  Changes in Capitalization; Dividends; Distribution;
    Liens...................................................        13
  12.  Mail Service Interruption............................        14
  13.  Other Terms of the Offer.............................        14

CIRCULAR....................................................        16
   1.  The Offeror..........................................        16
   2.  Sherritt Coal Partnership II.........................        16
   3.  Ontario Teachers' Pension Plan Board.................        16
   4.  Sherritt International Corporation...................        16
   5.  Purpose of the Offer.................................        16
   6.  Plans for Fording....................................        17
   7.  Ownership of Fording Shares..........................        17
   8.  Trading in Fording Shares............................        17
   9.  Commitments to Acquire Shares........................        19
  10.  Arrangements, Agreements or Understandings...........        19
  11.  Material Changes and Other Information...............        19
  12.  Source of Funds......................................        19
  13.  Information Concerning the Shares....................        20
  14.  Regulatory Matters...................................        22
  15.  Acquisition of Shares Not Deposited Under the
    Offer...................................................        23
  16.  Canadian Federal Income Tax Considerations...........        25
  17.  Shareholder Rights Plan..............................        29
  18.  Statutory Rights.....................................        29

CONSENT OF TORYS LLP........................................        30

APPROVAL AND CERTIFICATE OF SHERRITT COAL
  ACQUISITION INC...........................................        31

                                    GLOSSARY

IN THE OFFER AND THE CIRCULAR, UNLESS THE SUBJECT MATTER OR CONTEXT IS INCONSISTENT THEREWITH, THE FOLLOWING TERMS WILL HAVE THE FOLLOWING MEANINGS:

    "AFFILIATE" has the meaning given to the term "affiliated entity" in Rule 45-501 of the OSC;

    "ASSOCIATE" has the meaning given in the Securities Act;

    "BUSINESS DAY" means any day, other than a Saturday or Sunday or a day on which banking institutions in Toronto, Ontario are authorized or obligated by law to close;

    "CBCA" means the CANADA BUSINESS CORPORATIONS ACT, as amended;

    "CIRCULAR" means the take-over bid circular accompanying and forming part of the Offer;

    "COMMISSIONER" means the Commissioner of Competition appointed under the Competition Act;

    "COMPETITION ACT" means the COMPETITION ACT (Canada) and the regulations promulgated thereunder, in each case as amended;

    "COMPULSORY ACQUISITION" has the meaning ascribed to that term in
    Section 15 of the Circular, "Acquisition of Shares Not Deposited Under the Offer";

    "CVMQ" means the Commission des valeurs mobilieres du Quebec;

    "DEPOSITARY" means CIBC Mellon Trust Company at the offices specified in the Letter of Transmittal;

    "DILUTED BASIS" means, with respect to the number of outstanding Shares at any time, such number of outstanding Shares calculated assuming that all outstanding options and warrants, if any, to purchase Shares (other than SRP Rights) are exercised, and that any outstanding convertible securities of Fording are converted;

    "ELIGIBLE INSTITUTION" means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and/or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

    "EXPIRY TIME" means 11:59 p.m. (Toronto time) on December 27, 2002, or such later time and date or times and dates to which the Offer may be extended from time to time by the Offeror in accordance with Section 5 of the Offer, "Extension, Variation or Change of the Offer";

    "FORDING" means Fording Inc., a corporation existing under the laws of Canada;

    "GOVERNMENTAL ENTITY" means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (b) any subdivision, agent, commission, board, regulatory authority, administrative agency or other authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

    "INTERMEDIARY" means a registered broker or dealer, financial institution or other intermediary (within the meaning ascribed to that term in National Instrument 54-101 of the Canadian Securities Administrators, as amended) that holds Shares on behalf of a person who is not the registered holder thereof;

    "LETTER OF TRANSMITTAL" means the letter of transmittal printed on blue paper in the form accompanying the Offer and Circular;

    "NOTICE OF GUARANTEED DELIVERY" means the notice of guaranteed delivery printed on green paper in the form accompanying the Offer and Circular;

    "NYSE" means the New York Stock Exchange;

    "OFFER" means the offer to purchase Shares made hereby by the Offeror to the Shareholders, the terms and conditions of which are set forth in the accompanying offer document, Circular, Letter of Transmittal and Notice of Guaranteed Delivery;

    "OFFEROR" means Sherritt Coal Acquisition Inc., a corporation incorporated under the laws of Canada and wholly-owned by Sherritt Coal Partnership II;

    "OSC" means the Ontario Securities Commission;

    "OTPPB" means Ontario Teachers' Pension Plan Board, a non-share capital corporation established under the laws of the Province of Ontario;

    "PARTNERSHIP" means Sherritt Coal Partnership II, a general partnership formed under the laws of the Province of Ontario;

    "PERSON" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

    "POLICY Q-27" means Policy Q-27 of the CVMQ, as amended;

    "RULE 61-501" means Rule 61-501 of the OSC, as amended;

    "SECURITIES ACT" means the SECURITIES ACT (Ontario), as amended;

    "SHAREHOLDER" means a registered holder of Shares;

    "SHAREHOLDER RIGHTS PLAN" or "SRP" means the shareholder rights plan agreement dated April 15, 2002, as amended between Fording and Computershare Trust Company of Canada;

    "SHARES" means the outstanding common shares of Fording together with the associated SRP Rights;

    "SHERRITT" means Sherritt International Corporation, a corporation incorporated under the laws of the Province of New Brunswick;

    "SRP RIGHTS" means the rights issued or issuable pursuant to the Shareholder Rights Plan;

    "SUBSEQUENT ACQUISITION TRANSACTION" means an amalgamation, statutory arrangement, capital reorganization, winding up, liquidation, asset disposition or other transaction that may involve the Offeror (or a wholly-owned subsidiary of the Offeror) and Fording, as contemplated in
    Section 15 of the Circular, "Acquisition of Shares Not Deposited Under the Offer -- Subsequent Acquisition Transaction";

    "SUBSIDIARY" has the meaning given in the Securities Act;

    "TAX ACT" means the INCOME TAX ACT (Canada), as amended;

    "TSX" means the Toronto Stock Exchange;

    "U.S." or "UNITED STATES" means the United States of America; and

    "U.S. PERSON" has the meaning given in Regulation S to the United States SECURITIES ACT OF 1933, as amended.

                                    SUMMARY

    THE FOLLOWING IS A SUMMARY ONLY AND IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED PROVISIONS CONTAINED IN THE OFFER AND THE CIRCULAR. SHAREHOLDERS SHOULD READ THE OFFER AND THE CIRCULAR IN THEIR ENTIRETY. CERTAIN CAPITALIZED AND OTHER TERMS USED IN THIS SUMMARY ARE DEFINED IN THE GLOSSARY. THE INFORMATION CONCERNING FORDING CONTAINED IN THE OFFER AND CIRCULAR HAS BEEN TAKEN FROM OR IS BASED UPON PUBLICLY AVAILABLE DOCUMENTS OR RECORDS ON FILE WITH CANADIAN AND U.S. SECURITIES REGULATORY AUTHORITIES AND OTHER PUBLIC SOURCES AVAILABLE AT THE TIME OF THE OFFER.

THE OFFER

    The Offeror hereby offers to purchase, on and subject to the terms and conditions set forth in the Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery, all of the outstanding common shares of Fording, including Shares that may become outstanding on exercise of options, for $29.00 cash for each Share. See Section 1 of the Offer, "The Offer".

THE OFFEROR

    The Offeror is a corporation incorporated under the laws of Canada. It has been created solely for the purpose of making the Offer and has not carried on any material business or activity. The Partnership owns all the outstanding shares of the Offeror.

THE PARTNERSHIP

    The Partnership is a general partnership formed under the laws of the Province of Ontario. The Partnership has been created solely for the purpose of making the Offer and has not carried on any material business or activity. The two partners of the Partnership are wholly-owned subsidiaries of Sherritt and OTPPB.

OTPPB

    OTPPB is responsible for the retirement income of approximately 154,000 elementary and secondary school teachers and 88,500 retired teachers. Since 1990, OTPPB's assets have grown from $17 billion to over $68 billion, representing an average annual return of 11.7%. The offices of OTPPB are located at 5650 Yonge Street, Toronto, Ontario, M2M 4H5.

SHERRITT

    Sherritt International Corporation, with assets of $2 billion, is a diversified Canadian resource company that operates in Canada and internationally. Sherritt, directly and through its subsidiaries, owns 50% of Luscar Ltd., Canada's largest coal producer, 50% of a vertically-integrated nickel/cobalt metals business, an oil and gas exploration, development and production business with reserves in Cuba and elsewhere, and 49.7% of Sherritt Power Corporation, which finances, constructs and operates gas-fired electricity generation plants in Cuba. Sherritt also has interests in cellular telecommunications, soybean-based food-processing, agriculture and tourism in Cuba.

PURPOSE OF THE OFFER

    The purpose of the Offer is to enable the Offeror to acquire, directly or indirectly, all of the Shares of Fording. See Section 5 of the Circular, "Purpose of the Offer".

TIME FOR ACCEPTANCE

    The Offer is open for acceptance until 11:59 p.m. (Toronto time) on December 27, 2002 or such later time or times and date or dates to which the Offer may be extended from time to time, by the Offeror in accordance with
Section 5 of the Offer, "Extension, Variation or Change of the Offer", unless the Offer is withdrawn by the Offeror.

MANNER OF ACCEPTANCE

    A Shareholder wishing to accept the Offer must deposit the certificate(s) representing his or her Shares, together with a properly completed and executed Letter of Transmittal (printed on blue paper) or a manually executed facsimile thereof, at or prior to the Expiry Time, at any one of the offices of the Depositary specified in the Letter of Transmittal. Detailed instructions are contained in the Letter of Transmittal which accompanies the Offer.

    If a Shareholder wishes to deposit Shares pursuant to the Offer and the certificate(s) representing his or her Shares are not immediately available, or the certificate(s) and all other required documents cannot be provided to the Depositary at or prior to the Expiry Time, the Shares may nevertheless be deposited validly by the Shareholder under the Offer in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery (printed on green paper). See Section 3 of the Offer, "Manner of Acceptance".

CONDITIONS OF THE OFFER

    The Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for any Shares deposited under the Offer if the conditions described in Section 4 of the Offer, "Conditions of the Offer", are not satisfied or waived by the Offeror prior to the Expiry Time. Those conditions include, among other things, there being validly deposited under the Offer and not withdrawn at the Expiry Time a number of Shares that, together with the Shares held by the Offeror, the Partnership and the Partners, and their respective affiliates, represents at least 66 2/3% of the outstanding Shares (calculated on a diluted basis). For a complete description of the conditions of the Offer, see Section 4 of the Offer, "Conditions of the Offer".

PAYMENT

    If the conditions referred to in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by the Offeror, the Offeror will take up Shares validly deposited under the Offer and not withdrawn not later than 10 days after the Expiry Time and will pay for Shares taken up as soon as possible, but in any event not later than the earlier of 3 Business Days after taking up the Shares and 10 days after the Expiry Time. Any Shares deposited under the Offer after the first date on which Shares are first taken up under the Offer will be taken up and paid for within 10 days of such deposit. See Section 6 of the Offer, "Payment for Deposited Shares".

WITHDRAWAL OF DEPOSITED SHARES

    All deposits of Shares pursuant to the Offer are irrevocable, except as provided in Section 7 of the Offer, "Withdrawal of Deposited Shares".

ACQUISITION OF SHARES NOT DEPOSITED UNDER THE OFFER

    If the Offeror takes up and pays for the Shares validly deposited under the Offer, the Offeror intends to acquire all of the outstanding Shares not deposited under the Offer. See Section 15 of the Circular, "Acquisition of Shares Not Deposited Under the Offer".

REGULATORY MATTERS

    The acquisition of the Shares by the Offeror is subject to the requirements of the Competition Act. See Section 14 of the Circular, "Regulatory Matters".

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

    A Shareholder resident in Canada who holds Shares as capital property and who disposes of those Shares to the Offeror under the Offer will realize a capital gain (or capital loss) equal to the amount by which the cash received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Shareholder of those Shares. Shareholders who are not resident in Canada will not be subject to Canadian income tax on a disposition of their Shares pursuant to the Offer unless those Shares constitute "taxable

Canadian property" to them which is not exempt from tax by virtue of the provisions of an applicable income tax treaty or convention. See Section 16 of the Circular, "Canadian Federal Income Tax Considerations".

DEPOSITARY

    CIBC Mellon Trust Company is acting as Depositary under the Offer. The Depositary will receive deposits of certificates representing Shares and accompanying Letters of Transmittal at the offices specified in the Letter of Transmittal. The Depositary will receive Notices of Guaranteed Delivery at its Toronto office specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required, and making payment for Shares purchased by the Offeror under the Offer.

                                     OFFER

                                                                October 25, 2002

TO: THE HOLDERS OF SHARES OF FORDING INC.

1.  THE OFFER

    The Offeror hereby offers, on and subject to the terms and conditions of the Offer, to purchase all of the outstanding Shares, including Shares that may become outstanding on the exercise of stock options or other rights, for $29.00 cash per Share.

    The Offer is made only for the Shares and is not made for any options, warrants or other rights to acquire Shares (other than SRP Rights). Any holder of options, warrants or other rights to purchase Shares who wishes to participate in the Offer must exercise the options, warrants or other rights to obtain certificates representing Shares and deposit those Shares under the Offer. Any such exercise must be sufficiently in advance of the Expiry Time to assure the holders of the options, warrants or other rights to purchase Shares that they will have Share certificate(s) available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in
Section 3 of the Offer, "Manner of Acceptance -- Procedure for Guaranteed Delivery".

    The accompanying Circular, Letter of Transmittal and Notice of Guaranteed Delivery are incorporated into and form part of the Offer and contain important information that should be read carefully before making a decision with respect to the Offer. The accompanying Glossary is also incorporated by reference and forms part of the Offer.

2.  TIME FOR ACCEPTANCE

    This Offer is open for acceptance for the period commencing on the date hereof and ending at 11:59 p.m. (Toronto time) on December 27, 2002, or until such later time or times and date or dates to which this Offer may be extended from time to time by the Offeror, in accordance with Section 5 of the Offer, "Extension, Variation or Change of the Offer", unless withdrawn by the Offeror.

3.  MANNER OF ACCEPTANCE

LETTER OF TRANSMITTAL

    This Offer may be accepted by delivering the following documents to the Depositary at any one of its offices listed in the Letter of Transmittal accompanying this Offer and on the back of this document so as to arrive there not later than the Expiry Time:

    (a) certificate(s) representing the Shares for which this Offer is being accepted;

    (b) a Letter of Transmittal (printed on blue paper) in the form accompanying this Offer or a manually signed facsimile thereof, properly completed and duly executed as required by the rules and instructions set out in the Letter of Transmittal; and

    (c) any other relevant documents required by the rules and instructions in the Letter of Transmittal.

    Except as otherwise provided in the rules and instructions in the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, the certificate(s) must be endorsed, or accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel or transfer power guaranteed by an Eligible Institution.

    Shareholders who cannot comply on a timely basis with the foregoing procedures for acceptance of the Offer may nevertheless accept the Offer by complying with the following procedures for guaranteed delivery.

PROCEDURE FOR GUARANTEED DELIVERY

    If a Shareholder wishes to deposit Shares pursuant to this Offer and
(i) the certificate(s) representing the Shares are not immediately available, or
(ii) the certificate(s) and all other required documents cannot be provided to the Depositary at or prior to the Expiry Time, the Shares may nevertheless be deposited validly by the Shareholder under the Offer, provided that all of the following conditions are met:

    (a) the deposit is made by or through an Eligible Institution;

    (b) a Notice of Guaranteed Delivery (printed on green paper) in the form accompanying the Offer or a manually executed facsimile thereof, in each case properly completed and duly executed, together with a guarantee by the Eligible Institution in the form specified in the Notice of Guaranteed Delivery, is received by the Depositary at or prior to the Expiry Time at its Toronto office, as set forth on the accompanying Notice of Guaranteed Delivery; and

    (c) the certificate(s) representing deposited Shares, in proper form for transfer, together with a Letter of Transmittal (printed on blue paper) in the form accompanying the Offer or a manually executed facsimile thereof, in each case, properly completed and duly executed, and any other documents required by the Letter of Transmittal, are received by the Depositary at its Toronto office at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time. To constitute delivery for the purpose of satisfying a guaranteed delivery, the Letter of Transmittal and accompanying certificate(s) must be delivered to the Toronto office of the Depositary as set forth in the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary at its Toronto office as specified in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

GENERAL

    The Offeror will, in its sole discretion, be entitled to determine finally all questions relating to acceptances of this Offer and to the withdrawal of Shares deposited hereunder, including, without limitation, the validity, form, eligibility (including timely receipt), time, acceptance and effect of any deposit of Shares and/or withdrawal of Shares and the propriety of the completion and execution of any Letter of Transmittal or Notice of Guaranteed Delivery. Depositing Shareholders agree that such determinations by the Offeror will be final and binding. The Offeror reserves absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defect or irregularity in the deposit or acceptance of any particular Shares or Shareholders. None of the Offeror, the Depositary or any other person will be under any duty or obligation to give notice of any defect or irregularity in any deposit or acceptance nor will any of them incur any liability for failure to give such notice. The Offeror's interpretation of the terms and conditions of the Offer will be final and binding.

    In all cases, payment for Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of the certificate(s) representing the Shares and a Letter of Transmittal or a manually executed facsimile thereof, in each case properly completed and duly executed, covering such Shares with the signature(s) guaranteed in accordance with the instructions set out in the Letter of Transmittal and any other required documents.

    The acceptance of the Offer pursuant to the procedures set forth above will constitute an agreement between the depositing Shareholder and the Offeror in accordance with the terms and conditions of the Offer.

    The execution of a Letter of Transmittal irrevocably appoints certain senior officers of the Offeror and any other person designated by the Offeror in writing, as the true and lawful agents, attorneys and attorneys-in-fact and proxies of the holder of the Shares covered by the Letter of Transmittal with respect to Shares registered in the name of the Shareholder on the securities register maintained by or on behalf of Fording and deposited pursuant to the Offer and purchased by the Offeror (the "Purchased Shares"), and with respect to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests (collectively "distributions") which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Shares or any of them on or after the date of the Offer, full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), to, in the name of and on behalf of such Shareholder:
(a) register or record the transfer or cancellation of Purchased Shares and distributions consisting of securities on the appropriate registers maintained by or on behalf of Fording; (b) for so long as any such Purchased Shares are registered or recorded in the name of such Shareholders (whether or not such Purchased Shares are so registered or recorded as at the time of the completion of the Letter of Transmittal), execute and deliver (provided the same is not contrary to applicable law), as and when requested by the Offeror, any instruments of proxy, authorization or consent in form and on terms satisfactory to the Offeror in respect of any Purchased Shares and distributions, and to designate in any such instruments of proxy any person or persons as the proxyholder of such Shareholder in respect of such Purchased Shares and distributions; (c) execute and negotiate any cheques or other instruments representing such distributions payable to or to the order of, or endorsed in favour of, the Shareholder; and (d) exercise any rights of a holder of Purchased Shares and any distribution with respect to such Purchased Shares, all as specified in the Letter of Transmittal.

    The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.

    SHAREHOLDERS ARE ADVISED THAT THE METHOD CHOSEN TO TRANSMIT ANY CERTIFICATE(S) REPRESENTING THE SHARES, THE LETTER OF TRANSMITTAL, ANY NOTICE OF GUARANTEED DELIVERY AND ANY OTHER DOCUMENT IS AT THE OPTION AND RISK OF EACH DEPOSITING SHAREHOLDER. THE OFFEROR RECOMMENDS THAT MATERIAL BE DELIVERED BY HAND TO THE DEPOSITARY AND A RECEIPT OBTAINED, AND IF MAILED, THAT REGISTERED MAIL WITH RETURN RECEIPT REQUESTED BE USED AND THAT PROPER INSURANCE BE OBTAINED.

    Shareholders whose Shares are registered in the name of an Intermediary should contact their Intermediary if they wish to accept the Offer for assistance in depositing the Shares under the Offer.

4.  CONDITIONS OF THE OFFER

    The Offeror will have the right to withdraw the Offer and not take up and pay for, or to extend the period of time during which the Offer is open and delay taking up and paying for, any Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

    (a) a number of Shares that, together with the Shares of Fording held by the Offeror, the Partnership, the Partners and their respective affiliates, represents at least 66 2/3% of the Shares (calculated on a diluted basis) being validly deposited under the Offer and not withdrawn at the Expiry Time;

    (b) all outstanding options, if any, to acquire Shares will have been exercised, cancelled or otherwise dealt with on terms satisfactory to the Offeror acting in its sole discretion;

    (c) the applicable waiting period related to merger pre-notification under
       Part IX of the Competition Act will have expired or been waived in accordance with the Competition Act and the Commissioner will have advised the Offeror (which advice will not have been rescinded or amended), to the satisfaction of the Offeror, acting in its sole discretion, that he does not intend to oppose the purchase of the Shares under the Offer and will not have made or threatened to make application under Part VIII of the Competition Act in respect of the purchase of the Shares under the Offer, or the Commissioner will have issued an advance ruling certificate in respect of the purchase of the Shares pursuant to section 102 of the Competition Act;

    (d) the Offeror will have determined in its sole judgment that all material, necessary or desirable regulatory approvals (including, without limitation, those of any stock exchange or other regulatory authorities), other than that listed immediately above, will have been obtained or concluded on terms satisfactory to the Offeror in its sole judgment and any applicable governmental or regulatory waiting periods will have expired or been terminated;

    (e) the Offeror will have determined in its sole judgment that (i) no act, action, suit or proceeding will have been threatened or taken before or by any domestic or foreign court or tribunal or Governmental Entity or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group, trust, trustee, personal representative or other entity) in

       Canada or elsewhere, whether or not having the force of law, and (ii) no law, regulation or policy will have been proposed, enacted, promulgated or applied, in the case of either (i) or (ii):

       (A) to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Shares or the right of the Offeror to own or exercise full rights of ownership of the Shares; or

       (B) which if the Offer were consummated, could, in the sole judgment of the Offeror, materially and adversely affect Fording and its subsidiaries, affiliates, associates or entities in which it has a direct or indirect material interest, considered on a consolidated basis; or

       (C) which, in the sole judgment of the Offeror, might challenge, prevent, or make uncertain the ability of or make it inadvisable, for the Offeror to proceed with the Offer and/or with the taking up and paying for Shares under the Offer;

    (f) the Offeror will have determined in its sole judgment that there will not exist any prohibition at law against the Offeror making the Offer or taking up and paying for the Shares deposited under the Offer;

    (g) the Offeror will have determined in its sole judgment that Fording and its affiliates and associates have not taken any action or have failed to take any action which might make it inadvisable for the Offeror to proceed with the Offer and/or with the taking up and paying for Shares under the Offer and/or with the implementation of the Offeror's plans as described in Section 6 of the Circular, "Plans for Fording" and
       Section 15 of the Circular, "Acquisition of Shares Not Deposited Under the Offer"; including, without limiting the generality of the foregoing, any issuance of securities or options to purchase securities, any payments or dividends out of the ordinary course, any agreement or understanding relating to the sale, disposition of or other dealing with the business or properties of Fording, its affiliates or associates or any part thereof or interest therein or relating to the rights of Fording, its affiliates or associates to manage, operate or control the conduct of the business or any part thereof;

    (h) there will not have occurred (or, if there will have previously occurred, there will not have been disclosed, generally or to the Offeror in writing, prior to the commencement of the Offer) any change (or any condition, event or development involving a prospective change) in the business, operations, assets, capitalization, financial condition, prospects, licences, permits, rights, privileges or liabilities, whether contractual or otherwise, of Fording or any of its affiliates or associates considered on a consolidated basis which, in the sole judgment of the Offeror, is material and adverse or may reasonably be considered to be significant to a purchaser of Shares;

    (i) the Offeror will have determined in its sole judgment that there will not have occurred, developed or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever which materially adversely affects, or may materially adversely affect, the financial or syndicated loan markets in Canada, the United States or elsewhere generally or other markets relevant to the business of Fording or any of its affiliates or associates;

    (j) the Offeror will have determined in its sole judgment that none of the following exists or has occurred (which has not been cured or waived) or has been threatened: (i) any material right, franchise or licence of Fording or any of its associates or affiliates has been impaired or otherwise adversely affected which might make it inadvisable for the Offeror to proceed with the Offer and/or with the taking up and paying for Shares under the Offer, or (ii) any covenant, term or condition of any of Fording's or of any of its associates' or affiliates' instruments or agreements exists which might make it inadvisable for the Offeror to proceed with the Offer and/or with the taking up and paying for Shares under the Offer (including, but not limited to, any default that may ensue as a result of the Offeror taking up and paying for Shares under the Offer);

    (k) the Offeror will not have become aware of any untrue statement of material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of Fording or any of its affiliates or associates with any securities commission or similar securities regulatory authority in any of the provinces of Canada, including without limitation any annual information form, annual report, financial statement, material change report, current report or management proxy circular or in any document so filed or released by Fording to the public, which the Offeror will have determined in its sole judgment is material and adverse or may reasonably be considered to be significant to a purchaser of Shares; and

    (l) the Offeror will have been provided with, or will have been given access to, in a timely manner, all non-public information relating to Fording, its subsidiaries, affiliates and associates as may be given, provided or made available by Fording or any of its subsidiaries, affiliates or associates at any time after the announcement of the Offer, or within 120 days prior to the announcement of the Offer, to any other potential acquiror of any Shares or of a significant portion of the assets of Fording or any of its subsidiaries, affiliates or associates, or to any other potential acquiror considering (or seeking such information in order to consider) any merger, amalgamation, statutory arrangement or similar business combination with Fording or any of its subsidiaries, affiliates or associates, on substantially the same terms and conditions as may be imposed on such other potential acquiror, provided that no such term or condition will be imposed on the Offeror that would be inconsistent with or would render the Offeror unable to complete the acquisition of the Shares pursuant to the terms of this Offer.

    The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror at any time, regardless of the circumstances giving rise to such assertion, including any action or inaction by the Offeror. Except as set out below, the Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights that the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

    Notwithstanding the foregoing, the Offeror may not and will not waive any of the foregoing conditions in whole or in part to the extent that the waiver thereof would result in the Offer no longer being structured so as to constitute a "Permitted Bid" within the meaning of the Shareholder Rights Plan of Fording. In particular, and despite paragraph (a) above, the Offeror represents that no Shares will be taken up or paid for pursuant to the Offer (i) prior to the close of business on December 27, 2002; and (ii) unless at the Expiry Time more than 50% of the Shares held by "Independent Shareholders" (within the meaning of the SRP) shall have been deposited or tendered pursuant to the Offer and not withdrawn. The Offeror further represents that Shares may be deposited pursuant to the Offer at any time prior to the Expiry Time and that any Shares deposited pursuant to the Offer may be withdrawn until taken up and paid for by the Offeror. In addition, the Offeror also represents that in the event that at the Expiry Time more than 50% of the Shares held by "Independent Shareholders" shall have been deposited or tendered pursuant to the Offer and not withdrawn, the Offeror will make a public announcement of that fact and the Offer will remain open for deposits and tenders of Shares for not less than 10 "Business Days" (as defined in the SRP) from the date of such public announcement.

    Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its principal office in Toronto. The Offeror, forthwith after giving any such notice, will make a public announcement of such waiver or withdrawal, will cause the Depositary as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 9 of the Offer, "Notices and Delivery", and will provide a copy of the aforementioned notice to the TSX. If the Offer is withdrawn, the Offeror will not be obligated to take up or pay for any Shares deposited under the Offer and the Depositary will promptly return all certificates representing deposited Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited.

    Any determination by the Offeror concerning the events described in this
Section 4 will be final and binding upon all parties.

5.  EXTENSION, VARIATION OR CHANGE OF THE OFFER

    The Offer is open for acceptance until, but not after, the Expiry Time.

    The Offeror reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance, to extend the Expiry Time or to vary the Offer by giving written notice of such extension or variation to the Depositary at its principal office in Toronto, and by causing the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 9 of the Offer, "Notices and Delivery", to all Shareholders whose Shares have not been taken up prior to the extension or variation. The Offeror will, as soon as possible after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation and provide a copy of the notice thereof to the TSX. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto.

    Where the terms of the Offer are varied (other than a variation consisting solely of a waiver of a Condition of the Offer), the Offer will not expire before 10 days after the notice of such variation has been given to Shareholders, unless otherwise permitted by applicable law.

    During any such extension or in the event of any variation, all Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof. An extension of the Expiry Time or a variation of the Offer does not constitute a waiver by the Offeror of its rights under Section 4 of the Offer, "Conditions of the Offer".

    If the consideration being offered for the Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Shares are taken up under the Offer.

6.  PAYMENT FOR DEPOSITED SHARES

    If all the conditions referred to under "Conditions of the Offer" have been fulfilled or waived at the Expiry Time, the Offeror will become obligated to take up and pay for Shares deposited under the Offer and not withdrawn not later than 10 days from the Expiry Time and will pay for Shares taken up as soon as possible, but in any event not later than three Business Days after taking up the Shares. In accordance with applicable law, the Offeror will take up and pay for Shares deposited under the Offer after the date on which it first takes up Shares deposited under the Offer within 10 days of such deposit. The Offeror will be deemed to have taken up and accepted for payment Shares validly deposited and not withdrawn pursuant to the Offer as, if and when the Offeror gives written notice to the Depositary to that effect.

    The Offeror will pay for Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary), for transmittal to depositing Shareholders. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary on the purchase price of the Shares purchased by the Offeror, regardless of any delay in making such payment.

    The Depositary will act as the agent of persons who have deposited Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Shares.

    Settlement with each Shareholder who has deposited Shares under the Offer will be made by the Depositary forwarding a cheque, payable in Canadian funds, representing the cash to which the depositing Shareholder is entitled to the Shareholder. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, cheques will be issued in the name of the registered holder of the Shares so deposited. Unless the person depositing the Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, such cheque will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, such cheque will be sent to the address of the holder as shown on the register of Shareholders maintained by or on behalf of Fording. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

7.  WITHDRAWAL OF DEPOSITED SHARES

    Except as otherwise provided in this Section 7, all deposits of Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable law, any Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time until they are taken up and paid for by the Offeror.

    In addition, if:

    (a) there is a variation of the terms of the Offer before the Expiry Time (including any extension of the period during which Shares may be deposited hereunder or the modification of a term or condition of the Offer, but excluding, unless otherwise required by applicable law, a variation consisting solely of an increase in the consideration offered under the Offer, where the Expiry Time is not extended for a period greater than 10 days after notice of the variation has been delivered); or

    (b) a notice of change in respect of the information contained in the Offer and the accompanying Circular or in any subsequent notice of change or variation is delivered to persons whose Shares were not taken up at the date of the occurrence of the change, then any Shares deposited under the Offer and not taken up and paid for by the Offeror at such time may be withdrawn by or on behalf of the depositing Shareholder at the place of deposit at any time until the expiration of 10 days after the date upon which the notice of such change or variation is mailed, delivered or otherwise communicated.

    For any withdrawal to be made, notice of the withdrawal must be made in writing (which includes a facsimile communication or notice by electronic means that produces a printed copy) and must be actually received by the Depositary at the place of deposit within the period permitted for withdrawal. Any such notice of withdrawal must be: (i) made by a method, including a facsimile transmission, that provides the Depositary with a written or printed copy; (ii) signed by or on behalf of the person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery) that accompanied the Shares to be withdrawn; and
(iii) specify such person's name, the number of Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Shares to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in the Letter of Transmittal (as described in the rules and instructions set out in such letter), except in those cases where the Shares were deposited for the account of an Eligible Institution. The withdrawal will take effect upon receipt by the Depositary of the properly completed notice of withdrawal. None of the Depositary, the Offeror or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or will incur any liability for failure to give such notification.

    IN ADDITION TO THE FOREGOING RIGHTS OF WITHDRAWAL, SHAREHOLDERS IN CERTAIN PROVINCES OF CANADA ARE ENTITLED TO STATUTORY RIGHTS OF RESCISSION OR TO DAMAGES, OR BOTH, IN CERTAIN CIRCUMSTANCES. SEE SECTION 18 OF THE CIRCULAR, "STATUTORY RIGHTS".

    All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding.

    Any Share withdrawn will be deemed not to be validly deposited for the purposes of the Offer, but may be redeposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer, "Manner of Acceptance".

8.  MARKET PURCHASES

    Subject to applicable law, the Offeror reserves the right to and may purchase Shares in the market at any time and from time to time prior to the Expiry Time. If the Offeror purchases Shares other than pursuant to the Offer while the Offer is outstanding, it will do so through the facilities of the TSX and such purchases will not be made before the third Business Day following the date of the Offer. The aggregate number of Shares acquired in this manner will not exceed 5% of the outstanding Shares on the date of this Offer and the Offeror will issue and file a press release forthwith after the close of business of the TSX on each day on which such Shares have been purchased. Any Shares so purchased will be counted in determining whether the conditions as to the numbers of Shares deposited to the Offer have been fulfilled.

    For purposes of this Section 8, "Market Purchases" includes the Offeror and any person acting jointly or in concert with the Offeror.

9.  NOTICES AND DELIVERY

    Any notice to be given by the Offeror or the Depositary pursuant to the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders of Shares at their addresses as shown on the registers maintained by or on behalf of Fording and will be deemed to have been received on the first day following the date of mailing which is not a Business Day. These provisions apply notwithstanding any accidental omission to give notice to any one or more holders of Shares and notwithstanding any interruption of mail services in Canada following mailing. In the event of any interruption of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is given to the TSX for dissemination and if it is published (i) once in the National Edition of The Globe and Mail; and (ii) once, if possible, in daily newspapers of general circulation in each of the French and English languages in the City of Montreal, provided that if the National Edition of The Globe and Mail is not being generally circulated, publication thereof will be made in The National Post.

    The Offer will be mailed to registered holders of Shares or made in such other manner as is permitted by applicable regulatory authorities.

    WHEREVER THE OFFER CALLS FOR DOCUMENTS TO BE DELIVERED TO THE DEPOSITARY, THOSE DOCUMENTS WILL NOT BE CONSIDERED DELIVERED UNLESS AND UNTIL THEY HAVE BEEN PHYSICALLY RECEIVED AT ONE OF THE ADDRESSES LISTED FOR THE DEPOSITARY ON THE LETTER OF TRANSMITTAL OR NOTICE OF GUARANTEED DELIVERY, AS APPLICABLE. WHEREVER THE OFFER CALLS FOR DOCUMENTS TO BE DELIVERED TO A PARTICULAR OFFICE OF THE DEPOSITARY, THOSE DOCUMENTS WILL NOT BE CONSIDERED DELIVERED UNLESS AND UNTIL THEY HAVE BEEN PHYSICALLY RECEIVED AT THE PARTICULAR OFFICE AT THE ADDRESS INDICATED ON THE LETTER OF TRANSMITTAL OR NOTICE OF GUARANTEED DELIVERY, AS APPLICABLE.

10. RETURN OF SHARES

    Any deposited Shares that are not taken up by the Offeror will be returned, at the expense of the Offeror to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal or early termination of the Offer, by either sending new certificates representing Shares not purchased or returning the deposited certificates (and other relevant documents).

    Certificates (and other relevant documents) will be forwarded by first class mail in the name of and to the address specified by the Shareholder in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the Share registers maintained by or on behalf of Fording.

11. CHANGES IN CAPITALIZATION; DIVIDENDS; DISTRIBUTION; LIENS

    If, on or after the date of the Offer, Fording should split, combine or otherwise change any of the Shares or its capitalization, or shall disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor), to reflect such split, combination or other change.

    Shares acquired by the Offeror pursuant to the Offer shall be transferred to the Offeror free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom including the right to all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Shares.

    If, on or after the date of the Offer, Fording should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Shares, which is or are payable or distributable to Shareholders of record on a date which is prior to the date of the transfer to the name of the Offeror or its nominees or transferees on the transfer register maintained by or on behalf of Fording in respect of Shares accepted for purchase pursuant to the Offer, the whole of such dividend, distribution, payment, right or other interest shall be received and held by the depositing

Shareholder for the account of the Offeror until the Offeror pays for those Shares and shall be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by proper documentation of transfer; provided that in the case of a cash dividend, distribution or payment payable to a depositing Shareholder that does not exceed the purchase price per Share payable in cash to such Shareholder pursuant to the Offer, the amount of such dividend, distribution or payment will be applied by the Offeror in full or partial payment of such cash purchase price and the amount of cash otherwise payable by the Offeror in payment of the purchase price will be reduced by such amount. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold the entire purchase price payable by the Offeror to the depositing Shareholder or deduct from the purchase price payable by the Offeror to the depositing Shareholder pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

12. MAIL SERVICE INTERRUPTION

    Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, cheques, share certificates and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques, certificates or any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificates for Shares were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror will provide notice of any such determination not to mail made under this Section 12 as soon as reasonably practicable after the making of such determination and in accordance with Section 9 of the Offer, "Notices and Delivery". The deposit of cheques and share certificates with the Depositary in such circumstances will constitute delivery to the persons entitled thereto and the Shares will be deemed to have been paid for immediately upon such deposit at the office of the Depositary at which the Shares were deposited.

13. OTHER TERMS OF THE OFFER

    The Offer and all contracts resulting from acceptance hereof will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to an agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

    Where the Offer provides that the time for the taking of any action, the doing of any thing or the end of any period, expires or falls upon a day that is not a Business Day, the time shall be extended and action may be taken, the thing may be done or the period shall end as the case may be, on the next Business Day.

    No broker, dealer or other person has been authorized to give any information or make any representation on behalf of the Offeror, the Partnership, the Partners or their respective affiliates not contained herein or in the accompanying Circular and, if given or made, such information or representation must not be relied upon as having been authorized.

    The provisions of the Glossary, Circular, Letter of Transmittal and Notice of Guaranteed Delivery accompanying the Offer, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offer. The accompanying Circular constitutes the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer.

    This Offer is made for the securities of a Canadian issuer. The Offer is subject to disclosure requirements of Canada which are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

    The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Offeror, the Partnership and the Partners, and their respective affiliates, are formed or exist under the laws of Canada or its provinces, that some or all of their directors and officers may be residents of Canada, that some or all of the experts named in the Offer or Circular may be residents of Canada, and that all or a substantial portion of the assets of said persons may be located outside the United States.

    Shareholders should be aware that, during the currency of the Offer, the Offeror, the Partnership and the Partners, and their respective affiliates, may, directly or indirectly, bid for and make purchases of Shares or other securities of Fording as permitted by applicable laws or regulations of Canada or its provinces or territories.

    The Offeror, in its sole discretion, will be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery, the validity of any acceptance of the Offer, the validity of any elections and the validity of any withdrawals of Shares.

    Dated: October 25, 2002

                                          SHERRITT COAL ACQUISITION INC.
                                          (Signed) DENNIS G. MASCHMEYER
                                          President and Chief Executive Officer

                                    CIRCULAR

    The following information is supplied with respect to the accompanying Offer by the Offeror to purchase all of the outstanding Shares of Fording, including Shares that may become outstanding on exercise of options. The terms and conditions of the Offer are incorporated in and form part of this Circular, including details as to payment and withdrawal rights. Terms defined in the Offer and not otherwise defined in this Circular will have the meanings given in the Offer.

    THE INFORMATION CONCERNING FORDING AND ITS AFFILIATES CONTAINED IN THE OFFER AND THIS CIRCULAR HAS BEEN TAKEN FROM OR BASED UPON PUBLICLY AVAILABLE DOCUMENTS AND RECORDS ON FILE WITH THE CANADIAN SECURITIES ADMINISTRATORS AND OTHER PUBLIC SOURCES. ALTHOUGH THE OFFEROR HAS NO KNOWLEDGE THAT WOULD INDICATE THAT ANY STATEMENTS CONTAINED THE OFFER AND/OR THIS CIRCULAR TAKEN FROM OR BASED ON THESE DOCUMENTS OR RECORDS ARE UNTRUE OR INCOMPLETE, THE OFFEROR DOES NOT ASSUME ANY RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF THOSE DOCUMENTS OR RECORDS, OR FOR ANY FAILURE BY FORDING OR ITS AFFILIATES TO DISCLOSE EVENTS THAT MAY HAVE OCCURRED OR FACTS THAT MAY AFFECT THE SIGNIFICANCE OR ACCURACY OF ANY OF THOSE DOCUMENTS OR RECORDS BUT THAT ARE UNKNOWN TO THE OFFEROR.

1.  THE OFFEROR

    The Offeror was formed under the laws of Canada on October 24, 2002. The Partnership is the owner of all the issued and outstanding shares of the Offeror. The principal office of the Offeror is located at 1133 Yonge Street, Toronto, Ontario, M4T 2Y7.

    The Offeror has been formed solely for the purpose of making the Offer and has not otherwise carried on any material business or activity.

2.  SHERRITT COAL PARTNERSHIP II

    The Partnership was formed under the laws of Ontario on October 21, 2002. The two partners of the Partnership are wholly-owned subsidiaries of Sherritt and OTPPB respectively. The offices of the Partnership are located at 1133 Yonge Street, Toronto, Ontario, M4T 2Y7.

    The Partnership has been formed solely for the purpose of making the Offer and has not otherwise carried on any material business or activity.

3.  ONTARIO TEACHERS' PENSION PLAN BOARD

    OTPPB is responsible for the retirement income of approximately 154,000 elementary and secondary school teachers and 88,000 retired teachers. Since 1990, OTPPB's assets have grown from $17 billion to over $68 billion, representing an average annual return of 11.7%. The offices of OTPPB are located at 5650 Yonge Street, Toronto, Ontario, M2M 4H5. As of the date of this Circular, OTPPB beneficially owns 3,150,260 Shares, representing approximately 6.2% of the Shares of Fording outstanding at the date hereof.

4.  SHERRITT INTERNATIONAL CORPORATION

    Sherritt International Corporation, with assets of $2 billion, is a diversified Canadian resource company that operates in Canada and internationally. Sherritt, directly and through its subsidiaries, owns 50% of Luscar Ltd., Canada's largest coal producer, 50% of a vertically-integrated nickel/cobalt metals business, an oil and gas exploration, development and production business with reserves in Cuba and elsewhere, and 49.7% of Sherritt Power Corporation, which finances, constructs and operates gas-fired electricity generation plants in Cuba. Sherritt also has interests in cellular telecommunications, soybean-based food-processing, agriculture and tourism in Cuba. The principal office of Sherritt is located at 1133 Yonge Street, Toronto, Ontario, M4T 2Y7. As at the date of this Circular Sherritt does not own any Shares of Fording.

5.  PURPOSE OF THE OFFER

    If the Offeror takes up and pays for the Shares validly deposited under the Offer, the Offeror intends to exercise its rights under the CBCA to permit it to acquire all the Shares not deposited under the Offer or, if such rights of Compulsory Acquisition are not available, the Offeror may seek to acquire, directly or indirectly, all of the Shares through other means. See
Section 15 of the Circular, "Acquisition of Shares Not Deposited Under the Offer". However, the Offeror reserves the right not to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction, or to propose a Subsequent Acquisition Transaction on terms not described herein.

6.  PLANS FOR FORDING

    On October 21, 2002, in announcing its intention to make the Offer, the Partnership indicated that it is also considering supplementing the Offer to give Shareholders the opportunity to receive certificates exchangeable for income fund trust units for all or a portion of their Shares. The new income trust, if formed, would create value by combining selected export coal assets owned by the Luscar Energy Partnership, with the metallurgical coal assets of Fording. The Offeror believes that the integration of Fording's assets and these Luscar Energy Partnership assets would represent a significant opportunity to optimize mine production, reduce costs, and better serve customers.

    Later on October 21, 2002, Fording announced that its board of directors had unanimously agreed to reorganize Fording into an income trust. Fording stated that the reorganization would be undertaken by way of a plan of arrangement under the CBCA. Pursuant to the arrangement, Shareholders would effectively exchange their Shares on a one-for-one basis for units of a trust that would be established as part of the arrangement. Fording stated that an information circular detailing the arrangement will be mailed in mid-November 2002, and that it anticipates that a special meeting of securityholders to consider the transaction will be held in December 2002.

    The Offeror will continue to consider providing to Fording Shareholders an income trust that is an alternative to simply converting the existing Fording corporate entity. In that regard, the Offeror intends to examine carefully the detailed proposal Fording puts forward to Shareholders in its information circular for its Shareholders' meeting. If appropriate, the Offeror may decide to present a further structural alternative for consideration by the Shareholders. The Offeror will also encourage Fording to schedule the Shareholders' meeting in respect of the proposed arrangement concurrently with the date of the Expiry Time, or to waive the application of the Shareholder Rights Plan to the Offer as of the date of the Shareholders' meeting, so as to permit the Shareholders to choose between the Fording arrangement proposal, and the Offer, on the same date.

7.  OWNERSHIP OF FORDING SHARES

    To the knowledge of the directors and senior officers of the Offeror, based on publicly available information, no Shareholder holds more than 10% of the issued and outstanding Shares of Fording. As at the date hereof, OTPPB beneficially owns 3,150,260 Shares, representing approximately 6.2% of the outstanding Shares and Sherritt owns none.

    Other than as set out above, no securities of Fording are owned nor is control or direction over securities of Fording exercised by any director or senior officer of the Offeror nor, to the knowledge of the directors and senior officers of the Offeror, after reasonable enquiry, by any associate of any such director or senior officer, by any person or company who beneficially owns, directly or indirectly, more than 10% of any equity securities of the Offeror, or by any person acting jointly or in concert with the Offeror in connection with the Offer.

    There is no person or company acting jointly or in concert with the Offeror in connection with the transactions described in the Offer and this Circular, other than the Partnership and the Partners, and their respective affiliates.

8.  TRADING IN FORDING SHARES

    No securities of Fording have been traded during the twelve-month period preceding the date of the Offer by the Offeror, by the directors and senior officers of the Offeror, or to the knowledge of the directors and senior officers of the Offeror, after reasonable enquiry, by any associate or affiliate of the Offeror, by any associate of any such director or senior officer of the Offeror, by any person or company who beneficially owns, directly or indirectly, more than 10% of any equity securities of the Offeror or by any person acting jointly or in concert with the Offeror, except for the following purchases and sales of Shares:

                                                                                            PRICE PER SHARE
                                                                                                (CDN.$)
                                                                               NUMBER OF       (INCLUDES
PARTY                                      TRADE DATE        NATURE OF TRADE    SHARES     COMMISSIONS PAID)
-----                                  -------------------   ---------------   ---------   ------------------
OTPPB................................   November 6, 2001         Sell           (25,414)         26.23
OTPPB................................   November 7, 2001         Sell          (110,500)         25.80
OTPPB................................   November 8, 2001         Sell          (346,200)         25.16
OTPPB................................   November 9, 2001         Sell            (1,000)         24.97
OTPPB................................   November 12, 2001        Sell           (30,500)         24.97
OTPPB................................   November 13, 2001        Sell           (94,300)         25.18
OTPPB................................   November 19, 2001        Sell           (20,000)         25.97
OTPPB................................   December 4, 2001       Purchase          35,000          26.74
OTPPB................................   December 4, 2001       Purchase          15,000          26.43
OTPPB................................   December 5, 2001       Purchase          50,000          27.36
OTPPB................................   December 5, 2001       Purchase           2,500          27.32
OTPPB................................   December 5, 2001       Purchase          57,800          27.33
OTPPB................................    January 9, 2002         Sell           (26,000)         26.83
OTPPB................................   February 4, 2002         Sell            (6,200)         26.36
OTPPB................................   February 6, 2002         Sell           (57,800)         26.72
OTPPB................................   February 7, 2002         Sell               (50)         26.90
OTPPB................................     March 4, 2002          Sell            (7,200)         28.76
OTPPB................................      May 3, 2002           Sell           (52,000)         30.90
OTPPB................................     May 31, 2002         Purchase          80,500          31.63
OTPPB................................     May 31, 2002         Purchase           1,800          31.68
OTPPB................................     June 3, 2002         Purchase          57,000          32.64
OTPPB................................     June 4, 2002           Sell            (3,800)         32.09
OTPPB................................     June 4, 2002         Purchase          40,700          32.54
OTPPB................................     June 5, 2002           Sell            (3,000)         32.18
OTPPB................................     June 25, 2002          Sell           (57,000)         28.27
OTPPB................................     July 2, 2002           Sell           (16,100)         28.11
OTPPB................................     July 3, 2002           Sell            (8,100)         28.98
OTPPB................................     July 3, 2002           Sell            (8,200)         29.25
OTPPB................................    August 14, 2002         Sell            (3,600)         23.77
OTPPB................................    August 14, 2002         Sell            (2,400)         23.39
OTPPB................................    August 15, 2002         Sell            (1,600)         23.83
OTPPB................................    August 15, 2002         Sell           (51,600)         23.72
OTPPB................................   September 4, 2002        Sell          (141,313)         23.32
OTPPB................................  September 13, 2002      Purchase         337,000          22.83
OTPPB................................  September 18, 2002      Purchase         250,000          23.03
OTPPB................................  September 18, 2002      Purchase          50,000          23.03
OTPPB................................  September 20, 2002      Purchase           2,500          22.70
OTPPB................................  September 20, 2002      Purchase           4,100          22.85
OTPPB................................  September 20, 2002      Purchase           4,300          22.70
OTPPB................................  September 20, 2002      Purchase           9,500          22.70
OTPPB................................  September 20, 2002      Purchase           3,500          22.65
OTPPB................................  September 20, 2002      Purchase           2,500          22.65
OTPPB................................  September 23, 2002      Purchase          25,100          22.17
OTPPB................................  September 23, 2002      Purchase           5,000          22.10
OTPPB................................  September 24, 2002      Purchase         189,300          22.18
OTPPB................................  September 24, 2002      Purchase          31,700          22.17
OTPPB................................  September 25, 2002      Purchase          61,000          22.53

                                                                                            PRICE PER SHARE
                                                                                                (CDN.$)
                                                                               NUMBER OF       (INCLUDES
PARTY                                      TRADE DATE        NATURE OF TRADE    SHARES     COMMISSIONS PAID)
-----                                  -------------------   ---------------   ---------   ------------------
OTPPB................................  September 25, 2002      Purchase          18,000          22.25
OTPPB................................  September 26, 2002      Purchase          26,400          23.03
OTPPB................................    October 1, 2002       Purchase          58,700          22.53
OTPPB................................    October 1, 2002       Purchase           4,800          21.79
OTPPB................................    October 1, 2002       Purchase           5,300          21.98
OTPPB................................    October 1, 2002       Purchase           5,800          22.04
OTPPB................................    October 3, 2002       Purchase         242,500          22.43
OTPPB................................    October 3, 2002       Purchase          75,500          22.43
OTPPB................................    October 4, 2002       Purchase          10,100          23.03
OTPPB................................    October 7, 2002       Purchase          13,400          22.91
OTPPB................................    October 8, 2002       Purchase           8,900          23.03
OTPPB................................    October 8, 2002       Purchase          24,600          23.01
OTPPB................................    October 8, 2002       Purchase           1,100          23.03
OTPPB................................    October 8, 2002       Purchase          10,000          23.03
OTPPB................................    October 9, 2002       Purchase         626,400          22.92
OTPPB................................    October 9, 2002       Purchase         301,100          22.93
OTPPB................................   October 10, 2002       Purchase           9,000          22.96

9.  COMMITMENTS TO ACQUIRE SHARES

    With the exception of the Shares proposed to be acquired pursuant to the Offer, neither the Offeror nor any of its directors and senior officers, or, to the knowledge of the directors and senior officers of the Offeror, after reasonable enquiry, any associate or affiliate of the Offeror, any associates of any such directors or senior officers, any person or company who beneficially owns, directly or indirectly, more than 10% of any equity securities of the Offeror or any person acting jointly or in concert with the Offeror, has entered into any commitments to acquire any securities of Fording.

10. ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS

    There are no formal or informal arrangements or agreements made or proposed to be made between the Offeror and any of the directors or senior officers of Fording and no payments or other benefits are proposed to be made or given by the Offeror by way of compensation for loss of office or for such directors or senior officers remaining in or retiring from office as a result of the Offer. There are no contracts, arrangements or understandings, formal or informal, between the Offeror and any security holder of Fording with respect to the Offer or between the Offeror and any person with respect to any securities of Fording in relation to the Offer.

11. MATERIAL CHANGES AND OTHER INFORMATION

    The Offeror has no information that indicates any material change in the affairs of Fording since the date of the last published financial statements of Fording, other than matters disclosed in this Circular. The Offeror has no knowledge of any other matter that has not previously been generally disclosed and that would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

12. SOURCE OF FUNDS

    If all outstanding Shares are deposited under the Offer, the maximum amount of cash required by the Offeror to purchase all Shares will be approximately $1.486 billion. In addition, the Offeror estimates that fees and expenses associated with the Offer, together with amounts required to repay debt facilities and to terminate certain foreign exchange arrangements, if necessary, accelerated upon a change of control of Fording, will be approximately
$311 million.

    Of the total funds required, approximately $400 million will be funded in equal shares by the Partners from funds on hand, by way of equity contribution to, or long term subordinated indebtedness of, the Offeror. The

Offeror has obtained a commitment for a bridge loan facility in the amount of up to $565 million with an affiliate of an investment banking firm. The bridge loan facility will be available to finance a portion of the amount required for the acquisition of the Shares pursuant to the Offer and to repay existing debt and interest obligations of Fording. The commitment is subject to customary conditions including the absence of a material adverse change in the business or financial condition of Fording and the entering into of definitive loan documents containing usual and customary provisions for such a financing.

    The bridge loan facility will initially be secured by a pledge of all of the Shares acquired by the Offeror. The bridge loan facility is required to be repaid in full 364 days from the date of the initial advance, and is also subject to mandatory repayment from the proceeds of certain asset sales and future debt or equity offerings. The facility bears interest and is subject to fees at levels customary for credit facilities of this type. The bridge loan facility will include covenants, representations, warranties, conditions and default provisions which are customary for credit facilities of this type. It is expected that borrowings under the bridge loan facility will be repaid from future cash flow of Fording, and from future financings.

    In addition, the Offeror intends to enter into an agreement with Luscar
Coal Ltd. ("LCL"), a company indirectly beneficially owned by Sherritt and OTPPB, for the purchase by LCL from the Offeror of certain assets currently owned by Fording. The purchase agreement will provide that the assets will be delivered to LCL upon the Offeror completing its acquisition of all of the Shares. The purchase price of the assets by LCL, the Offeror currently anticipates, will be approximately $250 million cash. This amount will be payable as a full deposit on account of the purchase at the time the agreement is entered into, payable prior to the first obligation of the Offeror to take up and pay for Shares under the Offer. Luscar has made arrangements with an affiliate of an investment banking firm for the provision of financing, to the extent necessary, to fund this purchase.

    The Offeror has also arranged with a Canadian financial institution for a loan facility to be provided in the form of subordinated financing, in an amount sufficient to pay any remaining balance of funds required to complete the Offer. Availability of the subordinated loan facility is subject to customary conditions including the entering into of definitive loan documents containing usual and customary provisions for such a financing.

    The subordinated loan facility is unsecured, has a term of 15 years and is not subject to scheduled repayments. The facility bears interest and is subject to fees at levels customary for long term, subordinated and unsecured credit facilities of this type. The subordinated loan facility will include covenants, representations, warranties, conditions and default provisions which are customary for credit facilities of this type. It is expected that borrowings under the subordinated loan facility will be repaid from future cash flow of Fording, and from future financings.

13. INFORMATION CONCERNING THE SHARES

AUTHORIZED AND OUTSTANDING CAPITAL

    The authorized capital of Fording consists of an unlimited number of Shares. As at September 30, 2002, Fording's issued and outstanding capital consisted of
51.0 million Shares (approximately 51.2 million Shares on a diluted basis). Each Share carries the right to one vote at all meetings of Shareholders of Fording and the right to receive such dividends as the directors of Fording in their discretion may declare.

PRICE RANGE AND TRADING VOLUME OF FORDING SHARES

    The Shares are listed and posted for trading on the TSX and the NYSE. The following table sets forth the volume of trading and price range of the Shares on the TSX in the twelve month period prior to the date hereof:

TSX PERIOD                                                       HIGH           LOW         VOLUME
----------                                                    -----------   -----------   ----------
2001
  October...................................................  Cdn. $25.52   Cdn. $20.00   20,234,959
  November..................................................        27.50         24.00    6,723,330
  December..................................................        28.50         24.75    3,409,340
2002
  January...................................................        28.50         25.55    4,014,335
  February..................................................        29.85         25.91    3,754,697
  March.....................................................        31.60         28.26    3,950,840
  April.....................................................        32.50         27.90    3,750,718
  May.......................................................        32.18         28.50    2,511,213
  June......................................................        32.75         28.15    3,011,593
  July......................................................        29.47         23.50    3,542,662
  August....................................................        25.74         23.34    3,274,491
  September.................................................        24.53         22.00    4,309,759
  October 1 to 18...........................................        26.23         21.59    4,571,283

    The Offeror announced its intention to make the Offer for all the Shares on October 21, 2002. The closing price of the Shares on the TSX on October 18, 2002, the last day on which the Shares traded prior to the announcement of the Offer, was Cdn. $25.99.

    The following table sets forth the volume of trading and price range of the Shares on the NYSE in the twelve month period prior to the date hereof:

NYSE PERIOD                                                      HIGH         LOW        VOLUME
-----------                                                   ----------   ----------   ---------
2001
  October...................................................  U.S.$16.35   U.S.$12.85   3,761,800
  November..................................................       17.00        15.13     808,100
  December..................................................       17.91        15.75     790,400
2002
  January...................................................       17.95        16.03     939,300
  February..................................................       18.64        16.25     487,500
  March.....................................................       19.74        17.94     832,400
  April.....................................................       20.63        17.65     969,600
  May.......................................................       20.95        18.52     404,700
  June......................................................       21.45        18.48     333,700
  July......................................................       19.10        15.10     478,200
  August....................................................       16.28        14.95   1,006,100
  September.................................................       15.75        13.90     724,700
  October 1 to 18...........................................       16.63        13.70   1,086,300

    The Offeror announced its intention to make the Offer for all the Shares on October 21, 2002. The closing price of the Shares on the NYSE on October 18, 2002, the last day on which the Shares traded prior to the announcement of the Offer, was U.S.$16.50.

EFFECT OF THE OFFER ON THE MARKET FOR AND LISTING OF SHARES

    The purchase of Shares by the Offeror pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly as well as the number of Shareholders and, depending on the number of Shareholders depositing and the number of Shares purchased under the Offer, would likely adversely affect the liquidity and market value of the remaining Shares held by the public.

    The rules and regulations of the TSX and the NYSE establish certain criteria which, if not met, could lead to the delisting of the Shares from such exchanges. Among such criteria are the number of Shareholders, the number of Shares publicly held and the aggregate market value of the Shares publicly held. Depending upon the number of Shares purchased under the Offer, it is possible that the Shares would fail to meet the criteria for continued listing on such exchanges. It is the intention of the Offeror to apply to delist the Shares from such exchanges as soon as practicable after completion of the Offer or a Compulsory Acquisition or Subsequent Acquisition Transaction, if required.

14. REGULATORY MATTERS

    Under the Competition Act, the parties to certain transactions involving the acquisition of voting shares of a corporation that carries on (or controls a corporation that carries on) an operating business in Canada are required to notify the Commissioner that the transaction is proposed, and to observe a statutory waiting period of prescribed length, before the transaction may be completed. If a transaction is subject to the statutory notification requirements (a "Notifiable Transaction"), notification must be made on the basis of either a short-form filing (in respect of which there is a 14-day statutory waiting period) or a long-form filing (in respect of which there is a 42-day statutory waiting period). Alternatively, where, the Commissioner is satisfied by the parties to a proposed transaction that there would not be sufficient grounds on which to challenge the transaction before the Competition Tribunal (the "Tribunal"), the Commissioner may issue an advance ruling certificate (an "ARC"), which exempts the transaction from the notification requirements. The decision as to whether to make a short-form or long-form filing or to request an ARC is at the discretion of the parties; however, if a short-form filing is made, the Commissioner may, within the 14-day statutory waiting period, require that the parties make a long-form filing, thereby extending the waiting period for a further 42 days following receipt of the long-form filing.

    A Notifiable Transaction may not be completed until the applicable statutory waiting period has expired or been waived or an ARC has been issued. However, the Commissioner's review of a Notifiable Transaction may take longer than the statutory waiting period, in which case the parties may be asked to delay completion of the transaction until the review is completed and the Commissioner has determined his position. Upon completion of the review, the Commissioner may decide to (i) challenge the Notifiable Transaction, if the Commissioner concludes that it is likely to substantially lessen or prevent competition, by seeking an order of the Tribunal (a) prohibiting the completion of the transaction, (b) requiring the divestiture of shares or assets, or (c) with the consent of the person against whom the order is directed, requiring that person to take any other action; (ii) issue a "no-action" letter stating that the Commissioner does not intend, at that time, to make an application to the Tribunal for an order as described in (i) above; or (iii) issue an ARC. Where an ARC is issued, the Commissioner cannot seek an order of the Tribunal in respect of the Notifiable Transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued. Where a "no-action" letter is issued in respect of a Notifiable Transaction, the Commissioner reserves the right to apply to the Tribunal for an order in respect of the transaction for a period of three years following its completion.

    The Offer is a Notifiable Transaction. The Offeror will request an ARC or, in the alternative, a "no-action" letter, in respect of the Offer and will make a short-form filing in respect of the Offer. However, in the course of its competition analysis and discussions with the Commissioner, the Offeror may make a long-form filing in respect of the Offer in the alternative, or in addition to, a short-form filing. The obligation of the Offeror to complete the Offer is subject to the condition that either the Commissioner has issued an ARC in respect of the offer, or the applicable waiting period under the Competition Act has expired and the Commissioner has issued an advisory opinion to the satisfaction of the Offeror (in its sole discretion). Based on the Offeror's assessment to date of publicly available information, the Offeror believes that the Commissioner will allow the Offer to proceed without challenge on terms which will be acceptable to the Offeror, although no assurances can be made in this regard.

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15. ACQUISITION OF SHARES NOT DEPOSITED UNDER THE OFFER

COMPULSORY ACQUISITION

    If within 120 days from the date the Offer is made, the Offer is accepted by Shareholders representing at least 90 percent of the outstanding Shares (other than Shares beneficially owned, or over which control or direction is exercised, on the date of the Offer by the Offeror, its affiliates and associates) and the Offeror is bound to take up and pay for, or has taken up and paid for the Shares of the Shareholders who have accepted the Offer, then the Offeror will be entitled to acquire the remainder of the Shares on the same terms and for the same consideration per Share payable or paid, as the case may be, under the Offer, pursuant to the provisions of the CBCA (a "Compulsory Acquisition"). If a Compulsory Acquisition is available, it is the current intention of the Offeror to elect to exercise its rights to cause a Compulsory Acquisition and acquire the remainder of the Shares for a price per Share equal to the cash consideration offered under the Offer.

    To exercise these statutory rights with respect to the Shares, the Offeror must give notice (the "Offeror's Notice") under the CBCA to each Shareholder (each a "Dissenting Shareholder") who did not accept the Offer (and each person who subsequently acquires those Shares) on or before the earlier of 60 days from the Expiry Time and in any event within 180 days from the date of the Offer. Within 20 days of providing the Offeror's Notice, the Offeror must pay or transfer to Fording the consideration the Offeror would have had to pay or transfer to the Dissenting Shareholders if they had elected to accept the Offer, to be held in trust for the Dissenting Shareholders. In accordance with
Section 206 of the CBCA, within 20 days after receiving the Offeror's Notice, each Dissenting Shareholder must send the certificate(s) representing the Shares held by that Dissenting Shareholder to the Offeror, and may, within 20 days after the date of the Offeror's Notice, elect either to transfer such securities to the Offeror on the terms of the Offer or to demand payment of the fair value of such securities held by such holder by so notifying the Offeror. If a Dissenting Offeree has elected to demand payment of the fair value of such securities, the Offeror may apply to a court having jurisdiction to hear an application to fix the fair value of such securities of that Dissenting Offeree within 20 days after it made the payment or transferred the consideration of Fording referred to above. If there is no such demand for fair value by the Dissenting Offeree within the period referred to above, the Dissenting Offeree will be deemed to have elected to transfer such securities to the Offeror on the terms of the Offer. Any judicial determination of the fair value of the securities could be more or less than the amount paid pursuant to the Offer.

    THE FOREGOING IS A SUMMARY ONLY. REFERENCE IS MADE TO SECTION 206 OF THE CBCA FOR THE TEXT OF THE RELEVANT STATUTORY PROVISION. SECTION 206 OF THE CBCA IS COMPLEX AND MAY REQUIRE STRICT ADHERENCE TO NOTICE AND TIMING PROVISIONS, FAILING WHICH SUCH RIGHTS MAY BE LOST OR ALTERED. SHAREHOLDERS WHO WISH TO BE BETTER INFORMED ABOUT THE PROVISIONS OF SECTION 206 OF THE CBCA SHOULD CONSULT THEIR LEGAL ADVISERS.

SUBSEQUENT ACQUISITION TRANSACTION

    If the foregoing statutory right of acquisition is not available, the Offeror intends to consider other means of acquiring, directly or indirectly, all of the equity interest in Fording available in accordance with applicable law, including a Subsequent Acquisition Transaction. In order to effect a Subsequent Acquisition Transaction, the Offeror may seek to cause a special meeting of holders of Shares to be called to consider an amalgamation, statutory arrangement or other transaction involving the Offeror (or a wholly-owned subsidiary of the Offeror) and Fording and the securityholders of Fording for the purposes of Fording becoming, directly or indirectly, a wholly-owned subsidiary of the Offeror or effecting an amalgamation or merger of Fording's business and assets with or into the Offeror (or a wholly-owned subsidiary of the Offeror). Depending upon the nature and terms of the Subsequent Acquisition Transaction, the approval of at least 66 2/3% of the votes cast by holders of the outstanding Shares may be required at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. The Offeror would cause the Shares acquired under the Offer to be voted in favour of such a transaction.

    The details of any Subsequent Acquisition Transaction, including the timing of its implementation and the consideration to be received by the other holders of Shares, would necessarily be subject to a number of considerations, including the number of Shares acquired pursuant to the Offer.

                                       23
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    The tax consequences to a Shareholder of a Subsequent Acquisition
Transaction may differ from the tax consequences to such Shareholder having its Shares acquired pursuant to the Offer. See Section 16 of this Circular, "CANADIAN FEDERAL INCOME TAX CONSIDERATIONS -- SHAREHOLDERS RESIDENT IN
CANADA -- SUBSEQUENT ACQUISITION TRANSACTION".

SECURITIES LAW REQUIREMENTS FOR GOING PRIVATE TRANSACTIONS

    Rule 61-501, Policy Q-27, and the regulations to securities legislation in certain of the provinces and territories of Canada (collectively, the "Regulations") may deem certain types of Subsequent Acquisition Transactions, including the transaction described above, to be "going private transactions" if those Subsequent Acquisition Transactions would result in the interest of a holder of Shares ("affected securities") being terminated without the consent of the holder, subject to certain exceptions under Rule 61-501 and Policy Q-27, and in the case of the Regulations, if the transaction does not provide for the substitution therefor of an interest of equivalent value in a participating security of Fording, a successor to the business of Fording or a person who controls Fording or a person who controls a successor to the business of Fording. Those methods of acquiring the remaining outstanding Shares may also be "related party transactions" within the meaning of Rule 61-501 and Policy Q-27, although Rule 61-501 and Policy Q-27 also provide an exemption from related party transaction requirements where the transaction is also a going private transaction.

    Rule 61-501 and Policy Q-27 provide that, unless exempted, an issuer proposing to carry out a going private transaction is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of that valuation. The Regulations also impose a requirement to include a summary of a valuation in a take-over bid circular where the Offeror thereunder anticipates that a going private transaction will follow the take-over bid. To the extent required, the Offeror intends to rely on available exemptions under or to seek waivers pursuant to Rule 61-501, Policy Q-27 and the Regulations exempting Fording or the Offeror or its affiliates, as appropriate, from the requirement to prepare any valuation in connection with a Subsequent Acquisition Transaction.

    The Offeror intends to rely upon the exemption contained in Paragraph 4 -- Second Step Going Private Transaction in Section 4.5 of
Rule 61-501 and Section 4.4 of Policy Q-27 in that: (a) the going private transaction in respect of Fording will be effected by the Offeror or an affiliated entity of the Offeror following the formal bid constituted by this Offer and will be in respect of the Shares that will be the subject of the bid contemplated hereby; (b) the going private transaction will be completed no later than 120 days after the expiry of the Offer; (c) the intent of the Offeror to effect a going private transaction is disclosed in the Offer and this Circular; (d) the consideration per Share paid by the Offeror or an affiliated entity of the Offeror in the going private transaction: (i) will be at least equal in value to the consideration per Share that is being paid hereunder; and
(ii) will be in cash, which is the same form as the consideration per Share being paid by the Offeror hereunder; and (e) the disclosure hereunder discloses that the tax consequences of the Offer and the Subsequent Acquisition Transaction may be different, since, on the date hereof, the Offeror does not know and cannot reasonably foresee the tax consequences arising from the Subsequent Acquisition Transaction, other than as described herein.

    To complete a going private transaction, Rule 61-501 and Policy Q-27 require, in addition to any other required securityholder approval, the approval of a majority of the votes cast by "minority" holders of the affected securities be obtained. The necessary level of approval by the holders of the affected securities required to complete a going private transaction is a simple majority. In relation to the Offer and any Subsequent Acquisition Transaction which constitutes a going private transaction, the "minority" holders will be, unless an exemption is available or discretionary relief is granted by the OSC and the CVMQ, as required, all holders of Shares other than Fording, the Offeror, the directors and senior officers of the Offeror, any associate or affiliate of the Offeror, any person or company acting jointly or in concert with any of the foregoing persons (other than Fording) and any person who is a "related party" of the Offeror as defined by Rule 61-501 and Policy Q-27, which the Offeror has determined is 3,150,260 Shares or approximately 6.2% of the outstanding Shares. However, Rule 61-501 and Policy Q-27 also provide that the Offeror generally may treat Shares acquired pursuant to the Offer as "minority" securities and to vote them, or to consider them voted, in favour of that going private transaction if the consideration per Share in the going private transaction is at least equal in value to the consideration pursuant to the Offer and in the case of Rule 61-501 and Policy Q-27, is in the same form as

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the consideration pursuant to the Offer. The Offeror currently intends that the consideration under any Subsequent Acquisition Transaction proposed by it would be identical to the consideration under the Offer and believes that the required disclosure has been provided in this Circular.

    IF A SUBSEQUENT ACQUISITION TRANSACTION WERE TO BE CONSUMMATED, HOLDERS OF THE SHARES MAY, UNDER THE CBCA, HAVE THE RIGHT TO DISSENT AND DEMAND PAYMENT OF THE FAIR VALUE OF SUCH SHARES. THIS RIGHT, IF THE STATUTORY PROCEDURES ARE COMPLIED WITH, COULD LEAD TO A JUDICIAL DETERMINATION OF THE FAIR VALUE REQUIRED TO BE PAID TO THOSE DISSENTING HOLDERS FOR THEIR SHARES. THE FAIR VALUE OF THE SHARES SO DETERMINED COULD BE MORE OR LESS THAN THE AMOUNT PAID PER SECURITY PURSUANT TO THE SUBSEQUENT ACQUISITION TRANSACTION OR THE OFFER. ANY SUCH JUDICIAL DETERMINATION OF THE FAIR VALUE OF THE SHARES COULD BE BASED UPON CONSIDERATIONS OTHER THAN, OR IN ADDITION TO, THE MARKET PRICE OF THE SHARES.

    Shareholders should consult their legal advisors for a determination of their legal rights with respect to any Subsequent Acquisition Transaction, including a "going private transaction" or a "related party transaction".

    See Section 16 this Circular, "CANADIAN FEDERAL INCOME TAX CONSIDERATIONS", for a discussion of the Canadian federal income tax considerations relevant to Shareholders in the event of a Subsequent Acquisition Transaction.

OTHER ALTERNATIVES

    If the Offeror decides not to effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction involving Fording, or proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Shares in privately negotiated transactions or in another take-over bid or taking no further action to acquire additional Shares. Any additional purchases of Shares could be at a price greater than, equal to or less than the price paid for Shares under the Offer and could be for cash or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the price paid for Shares under the Offer. The tax consequences to a Shareholder of such an alternative may differ from the tax consequences to such Shareholder of having its Shares acquired pursuant to the Offer.

JUDICIAL DEVELOPMENTS

    Certain judicial decisions may be considered relevant to any Subsequent Acquisition Transaction which may be proposed or effected subsequent to the expiry of the Offer. Prior to the adoption of Rule 61-501 (and its predecessor, OSC Policy 9.1) and Policy Q-27, Canadian courts, in a few instances, granted preliminary injunctions to prohibit transactions involving going private transactions. The current trend both in legislation and in the American jurisprudence upon which the previous Canadian decisions were based is toward permitting going private transactions to proceed subject to compliance with procedures designed to ensure substantive fairness to the minority shareholders.

16. CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

    In the opinion of Torys LLP, counsel to the Offeror, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder of Shares who sells Shares pursuant to the Offer or otherwise disposes of Shares pursuant to certain transactions described under Section 15 of the Circular, "Acquisition of Shares not Deposited Under the Offer". The summary is based on the current provisions of the Tax Act, the regulations thereunder, and counsel's understanding of the current published administrative policies and assessing practices of the Canada Customs and Revenue Agency (the "CCRA"). The summary takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) prior to the date hereof, although there is no certainty that such proposals will be enacted in the form currently proposed, or at all. The summary does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative decision or action, or other changes in administrative policies or assessing practices of the CCRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may materially differ from federal income tax legislation or considerations. This summary also assumes that the Shares have been and will be at all relevant times listed on a prescribed stock exchange (which includes the TSX).

    THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE OR REPRESENTATIONS TO ANY PARTICULAR HOLDER OF SHARES TO WHOM THE OFFER IS MADE. ACCORDINGLY, HOLDERS OF SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICATION AND EFFECT OF THE INCOME AND OTHER TAX LAWS OF ANY COUNTRY, PROVINCE, TERRITORY, STATE OR LOCAL TAX AUTHORITY.

SHAREHOLDERS RESIDENT IN CANADA

    This part of the summary is applicable only to Shareholders who, for purposes of the Tax Act and at all relevant times, are resident or are deemed to be resident in Canada, hold their Shares as capital property, deal at arm's length with Fording and the Offeror and are not affiliated with Fording or the Offeror. Certain Shareholders whose Shares might not otherwise be considered to be capital property may be entitled to have their Shares deemed to be capital property by making an irrevocable election provided for by subsection 39(4) of the Tax Act. This summary does not apply to "financial institutions" within the meaning of section 142.2 of the Tax Act or to "specified financial institutions" as defined in the Tax Act and such institutions are advised to consult with their own tax advisors.

    DISPOSITION OF SHARES PURSUANT TO THE OFFER

    A Shareholder whose Shares are taken up and paid for under the Offer will be considered to have disposed of such Shares for purposes of the Tax Act. On such disposition, the Shareholder will realize a capital gain (or a capital loss) in respect of the Shares so disposed of to the extent that proceeds of disposition received or deemed to have been received by the Shareholder for such Shares exceed (or are less than) the total of the adjusted cost base to the Shareholder of such Shares and any reasonable costs of disposition. For this purpose, the proceeds of disposition will be equal to $29.00 per Share.

    CAPITAL GAINS AND CAPITAL LOSSES

    A shareholder will be required to include one-half of the amount of any capital gain (a "taxable capital gain") in income, and will generally be entitled to deduct one-half of the amount of any capital loss (an "allowable capital loss") against taxable capital gains realized in the year of disposition. Allowable capital losses not deductible in the taxation year in which they are realized may ordinarily be deducted against taxable capital gains realized in any of the three preceding taxation years or in any following taxation year to the extent and under the circumstances specified in the Tax Act including certain transitional provisions relating to recent changes in the capital gains inclusion rate under the Tax Act.

    In general, a capital loss otherwise arising on the disposition of Shares by a Shareholder which is a corporation may in certain circumstances be reduced by the amount of dividends received or deemed to have been received on such Shares (or on certain other shares where the Shares have been acquired in exchange for such shares). Any such reduction will not occur where the corporate Shareholder owned the relevant Share continuously for 365 days or longer immediately before the disposition and such Shareholder (together with any persons with which it did not deal at arm's length) did not own more than 5% of the shares of any class or series of Fording at the time the relevant dividends were received or deemed to have been received. Similar rules may also apply in other circumstances, including where a corporation, trust or partnership is a member of a partnership or a beneficiary of a trust that owns Shares. Shareholders to whom these rules may be relevant should consult their own tax advisors.

    A Shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6 2/3 determined by reference to its aggregate investment income for the year, which is defined to include an amount in respect of taxable capital gains. Eighty percent of capital gains realized by an individual or a trust, other than certain specified trusts, will be taken into account in determining their liability for alternative minimum tax under the Tax Act.

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    COMPULSORY ACQUISITION OF SHARES

    As described under Section 15 of this Circular, "Acquisition of Shares Not Deposited Under the Offer -- Compulsory Acquisition", Shares may be acquired, in certain circumstances, pursuant to the compulsory acquisition provisions of the CBCA. The tax consequences to Shareholders of a disposition of Shares in such circumstances generally will be as described above, but Shareholders whose Shares may be so acquired should consult their own tax advisors in this regard.

    SUBSEQUENT ACQUISITION TRANSACTION

    If the compulsory acquisition provisions of the CBCA are not utilized, other means of acquiring the remaining issued and outstanding Shares may be proposed. The tax treatment of a Subsequent Acquisition Transaction described in
Section 15 of this Circular, "Acquisition of Shares Not Deposited Under the Offer -- Subsequent Acquisition Transactions" to a Shareholder may be substantially the same or materially different than would apply if Shares are sold to the Offeror under the Offer and will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Holders of Shares should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction.

    A Subsequent Acquisition Transaction could be implemented by means of an amalgamation of Fording with the Offeror or a wholly-owned subsidiary of the Offeror pursuant to which Shareholders who have not tendered their Shares under the Offer would have their Shares exchanged on the amalgamation for redeemable preference shares of the amalgamated corporation ("Redeemable Shares") which would then immediately be redeemed for cash. Such a Shareholder would not realize a capital gain or capital loss as a result of such exchange and the cost of the Redeemable Shares received would be the aggregate of the adjusted cost base of the Shares to the Shareholder immediately before the amalgamation.

    Upon the redemption of the Redeemable Shares, the holder thereof would be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Tax Act to holders of such shares that are corporations as discussed below) equal to the amount, if any, by which the redemption price of the Redeemable Shares exceeds their paid-up capital for purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such shares for purposes of computing any capital gain or capital loss arising on a disposition of such shares.

    Subject to the potential application of the rules discussed below, dividends deemed to be received by a corporation as a result of the redemption of the Redeemable Shares will be included in computing its income, but normally will also be deductible in computing its taxable income.

    A holder that is a "private corporation" (as defined in the Tax Act) or any other corporation resident in Canada and controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) will generally be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends deemed to be received on the Redeemable Shares to the extent that such dividends are deductible in computing the corporation's taxable income. Subsection 55(2) of the Tax Act provides that where a corporate holder is deemed to receive a dividend under the circumstances described above and such dividend is deductible in computing the holder's taxable income and is not subject to Part IV tax, all or part of the deemed dividend may be treated as proceeds of disposition of the Redeemable Shares for the purpose of computing the holder's capital gain on the disposition of such shares. Accordingly, corporate holders should consult their own tax advisors for specific advice with respect to the potential application of this provision.

    In the case of a holder who is an individual, dividends deemed to be received as a result of the redemption of Redeemable Shares will be included in computing the holder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by taxable Canadian corporations.

    As an alternative to the amalgamation discussed above, the Offeror may propose a statutory arrangement or other transaction, the tax consequences of which may differ from those described above. No opinion is expressed herein as to the tax consequences of any such transaction to a Shareholder.

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    QUALIFIED INVESTMENTS

    If the Shares cease to be listed on a stock exchange prescribed under the Tax Act, the Shares may no longer be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan ("RRSP"), registered retirement income fund ("RRIF"), deferred profit sharing plan ("DPSP") or registered education savings plan ("RESP"). Shareholders that are trusts governed by an RRSP, RRIF, DPSP or RESP should consult with their tax advisors with respect to the tax consequences to them (and to the annuitants, beneficiaries or subscribers thereunder) of holding Shares if such shares are not qualified investments and of disposing of their Shares pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction.

SHAREHOLDERS NOT RESIDENT IN CANADA

    This part of the summary is applicable only to Shareholders who, for purposes of the Tax Act and at all relevant times, are not resident or deemed to be resident in Canada, do not carry on business in Canada, deal at arm's length with the Offeror and Fording, hold their Shares as capital property and do not use or hold, and are not deemed to use or hold, their Shares in, or in the course of, carrying on a business in Canada (a "Non-Resident Shareholder"). Special rules, which are not discussed in this summary, may apply to a non-resident of Canada that is an insurer carrying on business in Canada and elsewhere.

    DISPOSITION OF SHARES PURSUANT TO THE OFFER

    A Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Shares pursuant to the Offer unless the shares constitute "taxable Canadian property" of the Non-Resident Shareholder.

    Generally, Shares will not constitute "taxable Canadian property" to a Non-Resident Shareholder at a particular time unless, at any time during the sixty-month period immediately preceding the particular time, not less than 25% of the issued shares of any class or series of a class of the capital stock of Fording were owned by the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm's length or any combination thereof. The CCRA takes the position that, for this purpose, the Non-Resident Shareholder and persons with whom the Shareholder did not deal at arm's length are considered to own any Shares which such Shareholder or such persons have an interest in or option to acquire. A Non-Resident Shareholder's Shares may be deemed to be "taxable Canadian property" in certain circumstances set out in the Tax Act.

    In the event that the Shares constitute taxable Canadian property to a particular Non-Resident Shareholder on the disposition thereof pursuant to the Offer, and a capital gain realized on the disposition of such Shares is not exempt from tax under the Tax Act by virtue of the terms of an income tax treaty or a convention between Canada and the country in which the Non-Resident Shareholder is resident, such Non-Resident Shareholder will realize a capital gain (or capital loss) generally in the circumstances and computed in the manner described above under "Shareholders Resident in Canada -- Disposition of Shares pursuant to the Offer" and the tax consequences described above under "Shareholders Resident in Canada -- Capital Gains and Capital Losses" will generally apply. Non-Resident Shareholders whose Shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

    COMPULSORY ACQUISITION OF SHARES

    As discussed in Section 15 of this Circular, "Acquisition of Shares Not Deposited Under the Offer -- Compulsory Acquisition", the Offeror may, in certain circumstances, acquire Shares not deposited under the Offer pursuant to the compulsory acquisition provisions of the CBCA. A Non-Resident Shareholder whose Shares are not taxable Canadian property will generally not be subject to tax under the Tax Act on the disposition of such Shares pursuant to the Compulsory Acquisition. If the Shares are not listed on a stock exchange prescribed under the Tax Act at the time of disposition, they will be taxable Canadian property to a Non-Resident Shareholder. Where such a Shareholder disposes of Shares that are taxable Canadian property to the Shareholder, the disposition may give rise to a capital gain. If such capital gain is not exempt from Canadian tax under the terms of an applicable income tax treaty or convention, the tax consequences as described above under "Shareholders Resident in Canada -- Disposition of Shares pursuant to the Offer" will generally apply. In addition, if the Shares are not listed on a stock exchange prescribed under the Tax Act at the time of their

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disposition, the notification and withholding provisions of Section 116 of the
Tax Act will apply to such Shareholder. Non-Resident Shareholders whose Shares are being compulsorily acquired should consult their own tax advisors with respect to their particular circumstances.

    SUBSEQUENT ACQUISITION TRANSACTION

    If the compulsory acquisition provisions of the CBCA are not utilized, other means of acquiring the remaining issued and outstanding Shares may be proposed. The tax treatment of a Subsequent Acquisition Transaction described above under
Section 15 of this Circular, "Acquisition of Shares Not Deposited Under the Offer -- Subsequent Acquisition Transaction", to a Non-Resident Shareholder may be substantially the same or materially different than would apply if Shares are sold to the Offeror under the Offer and will depend upon the exact manner in which a Subsequent Acquisition Transaction is carried out and whether the Shares are listed on a stock exchange prescribed under the Tax Act at the relevant time.

    A Subsequent Acquisition Transaction could be implemented by means of an amalgamation of Fording with the Offeror (or a wholly-owned subsidiary of the Offeror) pursuant to which Non-Resident Shareholders who have not tendered their Shares under the Offer would have their Shares exchanged on the amalgamation for Redeemable Shares which would then immediately be redeemed for cash. Such a redemption may result in a Non-Resident Shareholder being deemed to have received a dividend, and possibly a capital gain in respect of the Redeemable Shares in the manner described above under "Shareholders Resident in Canada -- Subsequent Acquisition Transactions", without regard to subsection 55(2) of the Tax Act. Dividends on Shares owned by a Non-Resident Shareholder are subject to Canadian non-resident withholding tax at a rate of 25%. Such rate may be reduced under the provisions of an applicable Canadian income tax treaty or convention. Under the CANADA-UNITED STATES INCOME TAX CONVENTION (the "Treaty"), the rate of withholding tax on dividends paid to Non-Resident Shareholders who qualify as residents of the United States for purposes of the Treaty generally is reduced to 15%. In addition, the Redeemable Shares may be "taxable Canadian property", as a result of which any capital gain realized on the disposition of such shares may be subject to the treatment discussed above under "Compulsory Acquisition of Shares".

    As an alternative to the amalgamation discussed above, the Offeror may propose a statutory arrangement or other transaction, the tax consequences of which may differ from those described above. No opinion is expressed herein as to the tax consequences of any such transaction to a Non-Resident Shareholder.

    To the extent that a Subsequent Acquisition Transaction is proposed, Non-Resident Shareholders are urged to consult their own tax advisors to determine the tax consequences to them of the transaction and, in particular, whether the notification and withholding provisions of Section 116 of the Tax Act would apply to the Non-Resident Shareholder as a result of a Subsequent Acquisition Transaction.

17. SHAREHOLDER RIGHTS PLAN

    The Offer is and any variation of the Offer will be structured so as to constitute a "Permitted Bid" within the meaning of the Shareholder Rights Plan of Fording.

18. STATUTORY RIGHTS

    Securities legislation in certain of the provinces and territories of Canada provides security holders of the offeree issuer with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

                              CONSENT OF TORYS LLP

TO:      Sherritt Coal Acquisition Inc.
AND TO:  The Board of Directors of Sherritt Coal Acquisition Inc.

    We hereby consent to the reference to our opinion contained under
Section 16, "Canadian Federal Income Tax Considerations" in the Circular accompanying the Offer dated October 25, 2002 by Sherritt Coal Acquisition Inc. to the holders of Shares of Fording Inc.

Toronto, Canada                                               (Signed) TORYS LLP

DATED: October 25, 2002

           APPROVAL AND CERTIFICATE OF SHERRITT COAL ACQUISITION INC.

DATED: October 25, 2002

    The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to the Shareholders of Fording Inc. has been authorized by the Board of Directors of Sherritt Coal Acquisition Inc. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Shares which are the subject of the Offer.

                         SHERRITT COAL ACQUISITION INC.

         (Signed) DENNIS G. MASCHMEYER                        (Signed) JOWDAT WAHEED
                 President and                              Senior Vice President and
            Chief Executive Officer                          Chief Financial Officer

                               On behalf of the Board of Directors

          (Signed) TREVOR M. APPERLEY                    (Signed) SAMUEL W. INGRAM, Q.C.
                    Director                                         Director

                        THE DEPOSITARY FOR THE OFFER IS:

                           CIBC MELLON TRUST COMPANY

                                    BY MAIL

                                 P.O. Box 1036
                         Adelaide Street Postal Station
                                Toronto, Ontario
                                    M5C 2K4

                             BY HAND OR BY COURIER

                                 199 Bay Street
                              Commerce Court West
                                Securities Level
                                Toronto, Ontario
                                    M5L 1G9

                           Telephone: (416) 643-5500
                           Toll Free: 1-800-387-0825
                        E-mail: inquiries@cibcmellon.com

                    HALIFAX                                          MONTREAL
               1660 Hollis Street                             2001 University Street
        Centennial Building, Suite 406                              16th Floor
                  Halifax, NS                                      Montreal, PQ
                    B3J 1V7                                          H3A 2A6

                    CALGARY                                         VANCOUVER
               600 The Dome Tower                           1066 West Hastings Street
          333-7th Ave. S.W., 6th Floor                              16th Floor
                   Calgary AB                                     Vancouver, BC
                    T2P 2Z1                                          V6E 3X1

    ANY QUESTIONS AND REQUESTS FOR ASSISTANCE MAY BE DIRECTED BY SHAREHOLDERS OF FORDING TO THE DEPOSITARY AT THE TELEPHONE NUMBERS AND LOCATIONS SET OUT ABOVE.

                                                                      DOCUMENT 2

                        LETTER OF TRANSMITTAL TO DEPOSIT
                                COMMON SHARES OF

                                  FORDING INC.

                             PURSUANT TO THE OFFER
                             DATED OCTOBER 25, 2002

                                       BY

                        SHERRITT COAL ACQUISITION INC.,
                         A CORPORATION WHOLLY-OWNED BY

                          SHERRITT COAL PARTNERSHIP II

   -------------------------------------------------------------------------
     THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 11:59 P.M. (TORONTO TIME) ON
          DECEMBER 27, 2002, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.
--------------------------------------------------------------------------------

                                 THE DEPOSITARY

           (SEE BACK COVER PAGE FOR ADDRESSES AND TELEPHONE NUMBERS)
                   OR YOUR BROKER OR OTHER FINANCIAL ADVISOR
            WILL ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL

    This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificates for common shares (the "Shares") of Fording Inc. ("Fording") deposited pursuant to the offer (the "Offer") dated October 25, 2002 made by Sherritt Coal Acquisition Inc. (the "Offeror"), a corporation wholly-owned by Sherritt Coal Partnership II (the "Partnership") to holders of Shares of Fording.

    The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal.

    Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer and Circular dated October 25, 2002 have the respective meanings set out in the Offer and Circular.

    PLEASE READ CAREFULLY THE INSTRUCTIONS AND RULES SET FORTH BELOW BEFORE COMPLETING THIS LETTER OF TRANSMITTAL.
                            ------------------------

TO:      SHERRITT COAL ACQUISITION INC.
AND TO:   SHERRITT COAL PARTNERSHIP II
AND TO:   CIBC MELLON TRUST COMPANY, AS DEPOSITARY

Dear Sirs:

    The undersigned delivers to you the enclosed certificate(s) for Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Shares upon the terms and conditions in the Offer and hereby assigns all right, title and interest therein. The following are the details of the enclosed certificate(s):

--------------------------------------------------------------------------------------------------
   SHARE CERTIFICATE          NAME IN WHICH          NUMBER OF SHARES         NUMBER OF SHARES
        NUMBER                 REGISTERED         REPRESENTED BY CERTIFICATE         TENDERED
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------

                                                  ------------------------------------------------
                                  TOTAL
--------------------------------------------------------------------------------------------------

                 (ATTACH LIST IN THE ABOVE FORM, IF NECESSARY)

    The undersigned acknowledges receipt of the Offer and the accompanying Circular and represents and warrants that the undersigned has good and sufficient authority to deposit, sell, assign and transfer the Shares represented by the enclosed certificate(s) (the "Deposited Shares") and that when the Deposited Shares are accepted for payment by the Offeror, the Offeror will acquire good title to the Deposited Shares free from all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including the right to all dividends, distributions, payments, securities, rights, warrants, assets or other interests which may be declared, paid, issued, accrued, distributed, made or transferred on or after the date hereof on or in respect of the Deposited Shares and in accordance with the following:

    IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, the undersigned irrevocably assigns to the Offeror all of the right, title and interest of the undersigned in and to the Deposited Shares and in and to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests (collectively, "distributions") which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them after October 25, 2002 (the date of the Offer), as well as the right to receive any and all distributions. If, notwithstanding such assignment, any distributions are received by or made payable to or to the order of the undersigned, then: (a) in the case of any cash dividend, distribution or payment that does not exceed the purchase price per Share payable by the Offeror pursuant to the Offer, the amount of the dividend, distribution or payment shall be received and held by the undersigned for the account of the Offeror until the Offeror pays for such Shares and the cash payable per Share pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment; and (b) in the case of any cash dividend, distribution or payment that exceeds the purchase price per Share payable by the Offeror pursuant to the Offer, or in the case of any non-cash dividend, distribution, payment, right or other interest, the whole of any such dividend, distribution, payment, right or other interest will be received and held by the undersigned for the account of the Offeror and shall be promptly remitted and transferred by the undersigned to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold the entire purchase price payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

    Holders of Shares whose share certificates are not immediately available or who cannot deliver their share certificates and all other required documents to the Depositary at or prior to the Expiry Time must deliver their Shares according to the guaranteed delivery procedures set forth in Section 3 of the Offer, "Manner of Acceptance -- Procedure for Guaranteed Delivery".

    The undersigned irrevocably constitutes and appoints the Depositary and each senior officer of the Offeror and any other person designated by the Offeror in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Shares taken up and paid for under the Offer by the Offeror and any distributions on such Deposited Shares with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of the undersigned, to:
(a) register or record the transfer or cancellation of such Deposited Shares and distributions consisting of securities on the appropriate registers of Fording;
(b) for so long as any of such Deposited Shares are registered or recorded in the name of the undersigned (whether or not they are now so registered or recorded), vote, execute and deliver (provided the same is not contrary to applicable law), as and when requested by the Offeror, any instruments of proxy, authorization or consent in form and on terms satisfactory to the Offeror in respect of any such Deposited Shares and distributions, and to designate in any such instruments of proxy any person or persons as the proxyholder or the proxy nominee or nominees of the undersigned in respect of such Deposited Shares and distributions; (c) execute and negotiate any cheques or other instruments representing any such distribution payable to or to the order of, or endorsed in favour of, the undersigned; and (d) exercise any rights of the undersigned with respect to such Deposited Shares and distributions.

    The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares or any distributions. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Shares or any distributions by or on behalf of the undersigned, unless the Deposited Shares are not taken up and paid for under the Offer.

    The undersigned agrees not to vote any of the Deposited Shares taken up and paid for under the Offer, or any securities distributed on such Deposited Shares, at any meeting and not to exercise any of the other rights or privileges attaching to any of such Deposited Shares or distributed securities, or otherwise act with respect thereto. The undersigned agrees further to execute and deliver to the Offeror, provided such execution and delivery is not contrary to any applicable law, at any time and from time to time, as and when requested by, and at the expense of, the Offeror, any and all instruments of proxy, authorization or consent, in form and on terms satisfactory to the Offeror, in respect of any such Deposited Shares or distributions consisting of securities.

    The undersigned agrees further to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxyholder of the undersigned in respect of such Deposited Shares or distributions consisting of securities.

    The undersigned covenants and agrees to execute all such documents, transfers and other assurances as may be necessary or desirable to convey the Deposited Shares and distributions effectively to the Offeror.

    Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal may be exercised during any subsequent legal incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, the deposit of Shares pursuant to this Letter of Transmittal is irrevocable.

    The undersigned instructs the Offeror and the Depositary, upon the Offeror taking up the Deposited Shares, to mail the cheque in payment for such Deposited Shares by first class mail, postage prepaid, or to hold such cheque for pick-up, in accordance with the instructions given below. Should any Deposited Shares not be purchased, the deposited certificates and other relevant documents shall be returned in accordance with the instructions in the preceding sentence. The undersigned acknowledges that the Offeror has no obligation pursuant to the instructions given below to transfer any Shares from the name of the registered holder thereof if the Offeror does not purchase any of the Deposited Shares.

    The undersigned agrees that all questions as to validity, form, illegibility (including timely receipt) and acceptance of any Shares deposited pursuant to the Offer and of any notice of withdrawal will be determined by the Offeror in its sole discretion and that such determination will be final and binding and acknowledges that there is no duty or obligation of the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any deposit or notice of withdrawal and no liability will be incurred by any of them for failure to give any such notice.

    By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de 1'usage d'une version anglaise de la presente lettre d'envoi par le soussigne, ce dernier et les destinataires sont reputes avoir demande que tout contrat atteste par l'offre, telle qu'elle est acceptee au moyen de cette lettre d'envoi, de meme que tous les documents qui s'y rapportent, soient rediges exclusivement en anglais.

Signature guaranteed by
(if required under Instruction 4):            Dated:
                                                      -------------------------------------------

----------------------------------------------------------   ----------------------------------------------------------
                   Authorized Signature                                Signature of Shareholder or Authorized
                                                                        Representative -- see Instruction 5
----------------------------------------------------------   ----------------------------------------------------------
         Name of Guarantor (please print or type)                    Name of Shareholder (please print or type)
----------------------------------------------------------   ----------------------------------------------------------
              Address (please print or type)                      Name of Authorized Representative, if applicable
                                                                               (please print or type)
----------------------------------------------------------   ----------------------------------------------------------
                     Telephone (Home)                                             Telephone (Work)

---------------------------------------------

                                    BLOCK A
                           (See Instructions 3 and 4)

  ISSUE CHEQUE IN NAME OF (please print or type):

  ____________________________________________________________________________
                                     (Name)

   __________________________________________________________________________
                          (Street Address and Number)

   __________________________________________________________________________
                          (City and Province or State)

   __________________________________________________________________________
                        (Country and Postal (Zip) Code)

   __________________________________________________________________________
         (Tax Identification, Social Insurance or Social Security No.)

-----------------------------------------------------------------
-----------------------------------------------------------------

                                    BLOCK B
                           (See Instructions 3 and 4)

  SEND CHEQUE (UNLESS BLOCK C IS CHECKED TO (please print or type):

  ____________________________________________________________________________

                                     (Name)

   __________________________________________________________________________

                          (Street Address and Number)

   __________________________________________________________________________

                          (City and Province or State)

   __________________________________________________________________________

                        (Country and Postal (Zip) Code)

-----------------------------------------------------

--------------------------------------------------------------------------------

                                    BLOCK C

  / / HOLD CHEQUE(S) FOR PICK UP

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                    BLOCK D
                         (See Instructions 3, 4 and 6)

ISSUE CERTIFICATES FOR SHARES TO (please       NEW CERTIFICATES FOR SHARES ARE TO BE ISSUED
  print or type):                              (please print or type):

/ / Registered holder of Shares; or            / / as one certificate; or

/ / To the following:                          / / In the following denominations:
--------------------------------------------   ---------------------------------------------
                   (Name)
---------------------------------------------  ---------------------------------------------
---------------------------------------------  ---------------------------------------------
         (Street Address and Number)
---------------------------------------------  ---------------------------------------------
        (City and Province or State)
---------------------------------------------  ---------------------------------------------
       (Country and Postal (Zip) Code)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                    BLOCK E

  / / CHECK HERE IF SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF
      GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE
      FOLLOWING:

  Name of Registered Holder: _________________________________________________

  Date of Execution of Notice: _______________________________________________

  Name of Institution which Guaranteed Delivery: _____________________________
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                    BLOCK F

                              SUBSTITUTE FORM W-9
         TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY (SEE INSTRUCTION 7)

  UNDER PENALTIES OF PERJURY, I CERTIFY THAT:

  1. The social security or other taxpayer identification number stated below is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

  2. I am not subject to backup withholding because: (a) I am exempt from backup withholding; (b) I have not been notified by the United States Internal Revenue Services ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends; or (c) the IRS has notified me that I am no longer subject to backup withholding.

      CERTIFICATION INSTRUCTIONS. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because of under reporting interest or dividends no your tax return.

--------------------------------------------   ---------------------------------------------
         (Signature of Shareholder)                               (Date)
---------------------------------------------
      (Taxpayer Identification Number)

NOTE: FAILURE TO COMPLETE THIS BLOCK F OR TO PROVIDE THE OFFEROR WITH A SOCIAL SECURITY OR
      OTHER TAXPAYER IDENTIFICATION NUMBER MAY RESULT IN BACKUP WITHHOLDING OF 30% OF ANY
      PAYMENT TO YOU PURSUANT TO THE OFFER.

--------------------------------------------------------------------------------

                             INSTRUCTIONS AND RULES

1.  USE OF LETTER OF TRANSMITTAL

    (a) This Letter of Transmittal (or a manually signed facsimile thereof) together with accompanying certificate(s) representing the Deposited Shares, must be received by the Depositary at its offices specified on the back cover page at or prior to the Expiry Time, being 11:59 p.m. (Toronto time) on December 27, 2002, unless the Offer is extended or withdrawn or unless the procedure for guaranteed delivery set out in Instruction 2 below is employed.

    (b) The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary at offices as specified below. The Offeror recommends that the necessary documentation be hand delivered to the Depositary, at its offices specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Shares are registered in the name of a stockbroker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Shares.

2.  PROCEDURE FOR GUARANTEED DELIVERY

    If a Shareholder wishes to deposit Shares pursuant to the Offer and (i) the certificate(s) representing such Shares are not immediately available or
(ii) the Shareholder cannot deliver the certificate(s) representing such Shares and all other required documents to the Depositary at or prior to the Expiry Time, such Shares may nevertheless be deposited provided that all of the following conditions are met:

    (a) such a deposit is made by or through an Eligible Institution (as defined below);

    (b) a properly completed and signed Notice of Guaranteed Delivery in the form accompanying this Letter of Transmittal or a facsimile thereof is received by the Depositary at its Toronto office as set forth in the Notice of Guaranteed Delivery (by hand, facsimile transmission or mail), together with a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery, at or prior to the Expiry Time; and

    (c) the certificate(s) representing the Deposited Shares in proper form for transfer, together with this Letter of Transmittal or facsimile thereof and all other documents required by this Letter of Transmittal properly completed, are received at the Toronto office of the Depositary at or before 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Time.

    An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).

3.  SIGNATURES

    (a) This Letter of Transmittal must be filled in and signed by the holder of Shares accepting the Offer described above or by such holder's duly authorized representative (in accordance with Instruction 5).

    (b) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

    (c) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s):

        (i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

        (ii) the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4.  GUARANTEE OF SIGNATURES

    If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Deposited Shares, if the cheque is to be issued to a person other than such registered owner(s) (see Box A) or sent to an address other than the address of the registered owner(s) (see Box B) as shown on the register of holders of Shares maintained by or on behalf of Fording; or

    If Deposited Shares not purchased are to be returned to a person other than such registered owner(s) (see Box D) or sent to an address other than the address of the registered owner(s) (see Box D) as shown on the register of holders of Shares maintained by or on behalf of Fording, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5.  FIDUCIARIES, REPRESENTATIVES AND AUTHORIZATIONS

    Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee or guardian or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Offeror or the Depositary, in their discretion, may require additional evidence of authority or additional documentation.

6.  PARTIAL TENDERS

    If less than the total number of Shares evidenced by any certificate submitted is to be deposited, fill in the number of Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Shares not deposited will be sent to the registered holder, unless otherwise provided in the appropriate box on this Letter of Transmittal as soon as practicable after the Expiry Time. The total number of Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7.  SUBSTITUTE FORM W-9

    Each U.S. holder is required to provide the Depositary with a correct Taxpayer Identification Number ("TIN") on the Substitute Form W-9 which is provided in Block F, and to certify whether such holder is subject to backup withholding of United States federal income tax. If a U.S. holder has been notified by the Internal Revenue Service that such holder is subject to backup withholding, such holder must cross out item 2 of the Substitute Form W-9, unless such holder has since been notified by the Internal Revenue Service that such holder is no longer subject to backup withholding. Failure to provide the information in the Substitute Form W-9 may subject a U.S. holder to 30% United States federal income tax withholding on the payment of the purchase price of all Shares purchased from such holder. If a U.S. holder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such holder should write "Applied For" in the space provided for in the TIN in the Substitute Form W-9, and sign and date the Substitute Form W-9. If "Applied For" is written in the Substitute Form W-9 and the Depositary is not provided with a TIN within 60 days, the Depositary will withhold 30% of all payments of the purchase price to such holder until a TIN is provided to the Depositary.

8.  MISCELLANEOUS

    (a) If the space on this Letter of Transmittal is insufficient to list all certificates for Shares, additional certificate numbers and numbers of Shares may be included on a separate signed list affixed to this Letter of Transmittal.

    (b) If Shares are registered in different forms (e.g. "John Doe" and "J. Doe") a separate Letter of Transmittal should be signed for each different registration.

    (c) No alternative, conditional or contingent deposits will be acceptable and no fractional Shares will be purchased. All depositing Shareholders by execution of this Letter of Transmittal (or a facsimile hereof) waive any right to receive any notice of the acceptance of Deposited Shares for payment.

    (d) The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

    (e) Additional copies of the Offer, Circular, this Letter of Transmittal and Notice of Guaranteed Delivery may be obtained from the Depositary at the addresses listed on the back page hereof.

    (f) Deposits of Shares will not be accepted from or on behalf of Shareholders in any jurisdiction outside of Canada in which the acceptance of the Offer would not be compliance with the laws of that jurisdiction.

9.  LOST CERTIFICATES

    If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will advise the holder of the steps to be taken with the registrar and transfer agent for the Shares regarding the requirements for lost or destroyed certificates.

10. COMMISSIONS AND STOCK TRANSFER TAXES

    No brokerage fees or commissions will be payable if the Offer is accepted by depositing Shares directly with the Depositary. The Offeror will pay any stock transfer taxes with respect to the transfer and sale of Deposited Shares to the Offeror by the registered owner pursuant to the Offer. If, however, the certificate(s) for Deposited Shares not deposited or purchased are to be registered in the name of any person other than the registered holder, or if certificate(s) for Deposited Shares are registered in the name of any person other than the person signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder or such other person) payable on account of the transfer to such person will be payable by the seller which may result in a deduction from the purchaser price unless satisfactory evidence of the payment of such taxes or an exemption therefrom is submitted.

                           CIBC MELLON TRUST COMPANY

                                    BY MAIL

                                 P.O. Box 1036
                         Adelaide Street Postal Station
                                Toronto, Ontario
                                    M5C 2K4

                             BY HAND OR BY COURIER

                                 199 Bay Street
                              Commerce Court West
                                Securities Level
                                Toronto, Ontario
                                    M5L 1G9

                           Telephone: (416) 643-5500
                           Toll Free: 1-800-387-0825
                        E-mail: inquiries@cibcmellon.com



                    HALIFAX                                          MONTREAL
               1660 Hollis Street                             2001 University Street
         Centennial Building, Suite 406                             16th Floor
                  Halifax, NS                                      Montreal, PQ
                    B3J 1V7                                          H3A 2A6

                    CALGARY                                         VANCOUVER
               600 The Dome Tower                           1066 West Hastings Street
          333-7th Ave. S.W., 6th Floor                              16th Floor
                   Calgary AB                                     Vancouver, BC
                    T2P 2Z1                                          V6E 3X1

  ANY QUESTIONS AND REQUESTS FOR ASSISTANCE MAY BE DIRECTED BY SHAREHOLDERS OF SHARES OF FORDING TO THE DEPOSITARY AT THE TELEPHONE NUMBERS AND LOCATIONS SET
                                   OUT ABOVE.

                                                                      DOCUMENT 3

                      THIS IS NOT A LETTER OF TRANSMITTAL

                         NOTICE OF GUARANTEED DELIVERY

                                      FOR
                               DEPOSIT OF SHARES
                                       OF

                                  FORDING INC.

This Notice of Guaranteed Delivery must be used by holders of common shares (the "Shares") of Fording Inc. ("Fording") who wish to deposit their Shares under the Offer to purchase Shares of Fording (the "Offer") set out in the Offer and the accompanying Circular dated October 25, 2002 made by Sherritt Coal
Acquisition Inc. (the "Offeror"), a corporation wholly-owned by Sherritt Coal Partnership II (the "Partnership") if certificate(s) for Shares are not immediately available or time will not permit all required documents to reach the Depositary at or prior to the Expiry Time of the Offer (which is 11:59 p.m. (Toronto time) on December 27, 2002). This Notice of Guaranteed Delivery may be delivered by hand, mailed or transmitted by facsimile transmission to the office of the Depositary set forth below.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used and not defined in this Notice of Guaranteed Delivery which are defined in the Offer shall have the respective meanings set out in the Offer.

TO:   CIBC MELLON TRUST COMPANY, AS DEPOSITARY

                   BY MAIL                                 BY HAND OR BY COURIER

               P.O. Box 1036                                  199 Bay Street
       Adelaide Street Postal Station                       Commerce Court West
              Toronto, Ontario                               Securities Level
                  M5C 2K4                                    Toronto, Ontario
                                                                 M5L 1G9

                                  BY FACSIMILE
                                 (416) 643-3148

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY VIA A FACSIMILE NUMBER OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

THIS NOTICE OF GUARANTEE DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Transmittal.

Deposits of Shares will not be accepted from or on behalf of Shareholders in any jurisdiction outside of Canada in which the acceptance of the Offer would not be in compliance with the laws of such jurisdiction. The undersigned hereby declares that the undersigned is not acting for the account or benefit of a person from such jurisdiction and is not in, or delivering this Notice of Guaranteed Delivery from, such jurisdiction.

DO NOT SEND CERTIFICATE(S) FOR SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATE(S) FOR SHARES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.

                        SHERRITT COAL ACQUISITION INC.,
                         A CORPORATION WHOLLY-OWNED BY

                            SHERRITT COAL PARTNERSHIP II
                         NOTICE OF GUARANTEED DELIVERY

The undersigned hereby deposits with the Offeror, upon the terms and subject to the conditions set forth in the Offer and the Letter of Transmittal, receipt of which are hereby acknowledged, the Shares listed below, pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer, "Manner of Acceptance -- Procedure for Guaranteed Delivery" and Instruction 2 of the Letter of Transmittal.

-----------------------------------------------------------------------------------------------------------
                                                    SHARE CERTIFICATE  NUMBER OF SHARES       NUMBER OF
    NAME(S) AND ADDRESS(ES) OF SHAREHOLDER(S)            NUMBER         REPRESENTED BY         SHARES
                  (PLEASE PRINT)                     (IF AVAILABLE)       CERTIFICATE         TENDERED
-----------------------------------------------------------------------------------------------------------
                                                    -------------------------------------------------------

                                                    -------------------------------------------------------

-----------------------------------------------------------------------------------------------------------

                                                                             TOTAL

-----------------------------------------------------------------------------------------------------------

                 (ATTACH LIST IN THE ABOVE FORM, IF NECESSARY)

                                               Area Code and Telephone Number:

                                               (   )
                                               --------------------------------------------

                                               Dated:
                                               --------------------------------------------
                                               --------------------------------------------
                                                        Signature(s) (please print)

                                   GUARANTEE
                    (NOT TO BE USED FOR SIGNATURE GUARANTEE)

The undersigned, a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP), guarantees delivery to the Toronto office of the Depositary set forth herein of certificate(s) representing Shares tendered hereby, in proper form for transfer, with delivery of a properly completed and duly executed Letter of Transmittal in the form enclosed herewith or a manually executed facsimile thereof, and all other documents required by the Letter of Transmittal, all at or prior to 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Time (the Expiry Time is 11:59 p.m. (Toronto time) on
December 27, 2002, unless the Offer is extended or withdrawn).

Dated:                                           ----------------------------------------------
----------------------------------------------                        Firm
                                                 ----------------------------------------------
                                                              Authorized Signatory
                                                 ----------------------------------------------
                                                          Name and Title (please print)
                                                 ----------------------------------------------
                                                                     Address
                                                 ----------------------------------------------
                                                         Area Code and Telephone Number

                                    PART II
              INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

(1) Exhibit 1:  Newspaper Advertisement dated October 25, 2002

    Exhibit 2:  Press Release dated October 21, 2002

(2) Not applicable.

(3) Not applicable.

                                    PART III
                 UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.  UNDERTAKINGS

    a. Sherritt Coal Acquisition Inc. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

    b. Sherritt Coal Acquisition Inc. undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer's securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2.  CONSENT TO SERVICE OF PROCESS

    (a) At the time of filing this Schedule, Sherritt Coal Acquisition Inc. has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

    (b) Any change to the name or address of a registrant's agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

                                    PART IV
                                   SIGNATURES

    By signing this Schedule, Sherritt Coal Acquisition Inc. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant's designated agent.

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       SHERRITT COAL ACQUISITION INC.

                                                       By:  /s/ Samuel W. Ingram
                                                            ----------------------------------------------
                                                       Name: Samuel W. Ingram, Q.C.
                                                       Title: Senior Vice President

Dated: October 25, 2002